                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-108416

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 12, 2003)

                               [DUKE ENERGY LOGO]

              $250,000,000 FLOATING RATE NOTES, SERIES B DUE 2005
                             ---------------------

    We will pay interest on the Floating Rate Notes, Series B due 2005, or the Notes, quarterly on March 8, June 8, September 8 and December 8 of each year, beginning on March 8, 2004. Interest on the Notes will be reset on each interest payment date, beginning on March 8, 2004, based on the 3 Month LIBOR Rate plus 0.45%. The initial interest rate will be 1.63%. The Notes will mature on December 8, 2005.

    We may redeem the Notes at our option on December 8, 2004, March 8, 2005, June 8, 2005 and September 8, 2005, in whole or in part, as described in this prospectus supplement under the caption "Description of the Notes -- Optional Redemption." The Notes do not have the benefit of any sinking fund. The Notes are unsecured and unsubordinated obligations of Duke Energy Corporation.

     INVESTING IN THE NOTES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

                                                             UNDERWRITING     PROCEEDS TO DUKE
                                        PRICE TO PUBLIC(1)     DISCOUNT     ENERGY CORPORATION(1)
                                        ------------------   ------------   ---------------------
Per Note..............................            99.90%            0.25%              99.65%
Total.................................     $249,750,000       $  625,000        $249,125,000

---------------

(1) Plus accrued interest, if any, from December 8, 2003, if settlement occurs after that date.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

    We expect the Notes will be ready for delivery only in book-entry form through the facilities of The Depository Trust Company on or about December 8, 2003.

                             ---------------------

                          JOINT BOOK-RUNNING MANAGERS

DEUTSCHE BANK SECURITIES                                     MERRILL LYNCH & CO.

                             ---------------------

ABN AMRO INCORPORATED                                                     LAZARD

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 3, 2003.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document containing the information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
About this Prospectus Supplement............................    S-1
Prospectus Supplement Summary...............................    S-2
Forward-Looking Statements..................................    S-5
Ratio of Earnings to Fixed Charges..........................    S-6
Use of Proceeds.............................................    S-6
Capitalization..............................................    S-7
Description of the Notes....................................    S-8
Book-Entry System...........................................   S-10
Underwriting................................................   S-13
Experts.....................................................   S-14
Legal Matters...............................................   S-14
Where You Can Find More Information.........................   S-15

                                   PROSPECTUS

                                                               PAGE
                                                               ----
About this Prospectus.......................................      1
Duke Energy Corporation.....................................      2
Risk Factors................................................      5
Ratio of Earnings to Fixed Charges..........................     18
Use of Proceeds.............................................     18
The Trusts..................................................     18
Description of the Senior Notes.............................     19
Description of the Junior Subordinated Notes................     26
Description of the First and Refunding Mortgage Bonds.......     33
Description of the Common Stock.............................     37
Description of the Stock Purchase Contracts and the Stock
  Purchase Units............................................     40
Description of the Preferred Securities.....................     41
Description of the Guarantees...............................     41
Plan of Distribution........................................     44
Experts.....................................................     44
Validity of the Securities..................................     45
Where You Can Find More Information.........................     45

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

     Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Duke Energy," "we," "us" and "our" or similar terms are to Duke Energy Corporation and its subsidiaries.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read together with, the more detailed information, including "Risk Factors," in the accompanying prospectus, and the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

                            DUKE ENERGY CORPORATION

OVERVIEW

     Duke Energy, together with its subsidiaries, an integrated provider of energy and energy services, offers physical delivery and management of both electricity and natural gas throughout the United States and abroad. Duke Energy, together with its subsidiaries, provides these and other services through six business units:

     - Franchised Electric

     - Natural Gas Transmission

     - Field Services

     - Duke Energy North America

     - International Energy

     - Other Operations

     A substantial amount of our business is conducted through our subsidiaries, none of which are obligors or guarantors on the Notes. For the nine months ended September 30, 2003, Duke Energy subsidiaries had operating revenues of approximately $13.4 billion and as of September 30, 2003, Duke Energy subsidiaries had assets of approximately $44.8 billion.

     FRANCHISED ELECTRIC generates, transmits, distributes and sells electricity in central and western North Carolina and western South Carolina. It conducts operations through Duke Power. These electric operations are subject to the rules and regulations of the Federal Energy Regulatory Commission, or FERC, the North Carolina Utilities Commission, or NCUC, and the Public Service Commission of South Carolina, or PSCSC.

     NATURAL GAS TRANSMISSION provides transportation and storage of natural gas for customers throughout the east coast and southern portion of the United States and in Canada. Natural Gas Transmission also provides gas sales and distribution service to retail customers in Ontario and Western Canada, and gas gathering and processing services to customers in Western Canada. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation. Duke Energy Gas Transmission's natural gas transmission and storage operations in the United States are subject to the FERC's, the Texas Railroad Commission's and the Department of Transportation's rules and regulations, while natural gas gathering, processing, transmission, distribution and storage operations in Canada are subject to the rules and regulations of the National Energy Board, the Ontario Energy Board and the British Columbia Utilities Commission.

     FIELD SERVICES gathers, compresses, treats, processes, transports, trades and markets, and stores natural gas; and produces, transports, trades and markets and stores natural gas liquids. It conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by ConocoPhillips and approximately 70% owned by Duke Energy. Field Services gathers natural gas from production wellheads in Western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Western Canadian Sedimentary Basin, Rocky Mountain, Permian Basin, Mid-Continent and East Texas-Austin Chalk-North Louisiana areas, as well as onshore and offshore Gulf Coast areas.

     DUKE ENERGY NORTH AMERICA develops, operates and manages merchant power generation facilities and engages in commodity sales and services related to natural gas and electric power. Duke Energy North

America conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by ExxonMobil Corporation and approximately 60% owned by Duke Energy. On April 11, 2003, Duke Energy announced that it is exiting proprietary trading at Duke Energy North America.

     INTERNATIONAL ENERGY develops, operates and manages natural gas transportation and power generation facilities, and engages in sales and marketing of natural gas and electric power outside the United States and Canada. It conducts operations primarily through Duke Energy International, LLC and its activities target power generation in Latin America, power generation and natural gas transmission in the Asia-Pacific region, and natural gas marketing in Northwest Europe. International Energy initiated exiting proprietary trading during the quarter ended June 30, 2003.

     OTHER OPERATIONS is composed of diverse businesses, operating through Crescent Resources, LLC, DukeNet Communications, LLC, Duke Capital Partners, LLC, Duke Energy Merchants, LLC, Duke/ Fluor Daniel and Energy Delivery Services. Beginning in 2003, the business segments formerly known as Other Energy Services and Duke Ventures were combined into Other Operations. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the Southeastern and Southwestern United States. DukeNet develops and manages fiber optic communications systems for wireless, local and long distance communications companies; and for selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant finance company, provides debt and equity capital and financial advisory services primarily to the energy industry. In March 2003, Duke Energy announced that it will exit the merchant finance business at Duke Capital Partners in an orderly manner. Duke Energy Merchants engages in refined products marketing; on April 11, 2003, Duke Energy announced that it is exiting proprietary trading at Duke Energy Merchants. Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. Duke/Fluor Daniel is a 50/50 partnership between Duke Energy and a subsidiary of Fluor Corporation. On July 9, 2003, Duke Energy and Fluor Corporation announced that the Duke/Fluor Daniel partnership between subsidiaries of the two companies will be dissolved, at the request of Fluor Corporation. The partners of Duke/Fluor Daniel have adopted a plan for an orderly wind-down of the business of Duke/Fluor Daniel over the next two years. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects.

     The foregoing information about Duke Energy and its business units is only a general summary and is not intended to be comprehensive. For additional information about Duke Energy and its business units, you should refer to the information described under the caption "Where You Can Find More Information" in this prospectus supplement.

RECENT DEVELOPMENTS

     On November 19, 2003, Duke Energy International announced the signing of an agreement with Norsk Hydro Energy B.V. for the sale of its Dutch gas marketing business. The anticipated net sales proceeds are approximately $80 million. The sale is subject to approval by the European Commission.

     On November 21, 2003, David Hauser became the interim Chief Financial Officer of Duke Energy.

     On November 21, 2003, Duke Energy announced the signing of an agreement to sell its Energy Delivery Services business unit to The Shaw Group Inc. for $22.5 million, expected to close by the end of 2003.

     We are incorporated in North Carolina and the address of our principal executive offices is 526 South Church Street, Charlotte, North Carolina 28202. Our telephone number is (704) 594-6200.

                                  THE OFFERING

Issuer........................   Duke Energy Corporation

Securities offered............   $250,000,000 aggregate principal amount of
                                 Floating Rate Notes, Series B due 2005, or the
                                 Notes.

Maturity......................   The Notes will mature on December 8, 2005.

Interest Payment Dates........   Interest on the Notes will be payable quarterly
                                 on March 8, June 8, September 8 and December 8 of each year, beginning on March 8, 2004, based on the 3 Month LIBOR Rate plus 0.45%. The initial interest rate for the period from and including December 8, 2003 to but excluding the first interest payment date will be 1.63%.

Redemption....................   The Notes are redeemable at the option of Duke
                                 Energy Corporation on December 8, 2004, March
                                 8, 2005, June 8, 2005 and September 8, 2005, in
                                 whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the Notes being redeemed to the redemption date. The Notes do not have the benefit of a sinking fund.

Ranking.......................   The Notes will be direct, unsecured and
                                 unsubordinated obligations of Duke Energy
                                 Corporation and will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness.

Certain Covenants.............   The indenture governing the Notes contains
                                 certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to create liens on our assets.
                                 See "Description of the Senior Notes" in the accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and other similar words. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include:

     - state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed at and degree to which competition enters the electric and natural gas industries;

     - the outcomes of litigation and regulatory investigations, proceedings or inquiries;

     - industrial, commercial and residential growth in our service territories;

     - the weather and other natural phenomena;

     - the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

     - general economic conditions, including any potential effects arising from terrorist attacks, the situation in Iraq and any consequential hostilities or other hostilities;

     - changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control;

     - the results of financing efforts, including our ability to obtain financing on favorable terms, which can be affected by various factors, including our credit ratings and general economic conditions;

     - lack of improvement or further declines in the market prices of equity securities and resultant cash funding requirements for our defined benefit pension plans;

     - the level of creditworthiness of counterparties to our transactions;

     - the amount of collateral required to be posted from time to time in our transactions;

     - growth in opportunities for our business units, including the timing and success of efforts to develop domestic and international power, pipeline, gathering, processing and other infrastructure projects;

     - the performance of electric generation, pipeline and gas processing facilities;

     - the extent of success in connecting natural gas supplies to gathering and processing systems and in connecting and expanding gas and electric markets;

     - the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; and

     - conditions of the capital markets and equity markets during the periods covered by the forward-looking statements.

     In light of these risks, uncertainties and assumptions, the forward-looking events referred to in this prospectus supplement and the accompanying prospectus might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                   YEAR ENDED DECEMBER 31,           NINE MONTHS
                                               --------------------------------         ENDED
                                               1998   1999   2000   2001   2002   SEPTEMBER 30, 2003
                                               ----   ----   ----   ----   ----   ------------------
Ratio of Earnings to Fixed Charges...........  4.5    2.7    3.6    3.8    2.1           2.0

     For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.

                                USE OF PROCEEDS

     The aggregate net proceeds from the sale of the Notes will be approximately $248.6 million, after deducting the underwriting discount and related offering expenses.

     The net proceeds from the sale of the Notes will be used for general corporate purposes, which may include the repayment of outstanding commercial paper of Duke Energy Corporation. At September 30, 2003, Duke Energy Corporation had approximately $252 million of commercial paper outstanding classified as short-term debt, which had a weighted average interest rate of 1.20%, had weighted average days to maturity of approximately 13 days and was incurred for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2003:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the issuance of the Notes offered hereby and the application of the net proceeds.

     You should read the information in this table together with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                              AS OF SEPTEMBER 30, 2003
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------   -------------
                                                                    (IN MILLIONS)
Short-term notes payable and commercial paper...............   $   494       $   245(1)
                                                               -------       -------
Long-term debt, including current maturities:
  First and Refunding Mortgage Bonds(2).....................     1,887         1,887
  Notes offered hereby......................................        --           250
  Other long-term debt......................................     5,313         5,313
  Long-term debt of subsidiaries............................    16,270        16,270
                                                               -------       -------
     Total long-term debt...................................    23,470        23,720
                                                               -------       -------
Minority interests..........................................     1,716         1,716
                                                               -------       -------
Preferred and preference stock without sinking fund
  requirements..............................................       134           134
                                                               -------       -------
Common stockholders' equity:
  Common stock, no par; 2 billion shares authorized; 907
     million shares outstanding.............................     9,448         9,448
  Retained earnings.........................................     6,336         6,336
  Accumulated other comprehensive income....................       148           148
                                                               -------       -------
     Total common stockholders' equity......................    15,932        15,932
                                                               -------       -------
       Total capitalization.................................   $41,746       $41,747
                                                               =======       =======

---------------

(1) Assumes the repayment of Duke Energy commercial paper with all of the net proceeds of the Notes offered hereby.

(2) Includes Duke Energy pollution control bond indebtedness, a portion of which is secured by an obligation to issue First and Refunding Mortgage Bonds.

                            DESCRIPTION OF THE NOTES

GENERAL

     The following description of the terms of the Notes summarizes certain general terms that will apply to the Notes. The Notes will be issued under a Senior Indenture between us and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, dated as of September 1, 1998, as supplemented from time to time, including by the Fourteenth Supplemental Indenture, to be dated as of December 8, 2003, collectively referred to as the Senior Indenture. This description is not complete, and we refer you to the accompanying prospectus and the Senior Indenture. Defined terms have the meanings assigned to them in the Senior Indenture.

     The Notes are issuable in denominations of $1,000 or any integral multiple of $1,000 in excess thereof. The Notes will be issued in an aggregate principal amount of $250,000,000.

     We may from time to time, without the consent of existing holders, create and issue further Notes having the same terms and conditions as the Notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional Notes issued in this manner will be consolidated with and will form a single series with the previously outstanding Notes of like tenor.

     As used in this prospectus supplement, "business day" means, with respect to the Notes, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

RANKING

     The Notes will be our direct, unsecured and unsubordinated obligations. The Notes will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. All of our First and Refunding Mortgage Bonds are effectively senior to the Notes to the extent of the value of the properties securing them. As of September 30, 2003, there were approximately $1,887 million aggregate principal amount of all series of First and Refunding Mortgage Bonds outstanding, including approximately $172 million of Duke Energy pollution control bond indebtedness, of which $117 million is secured by an obligation to issue First and Refunding Mortgage Bonds. Our Senior Indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

INTEREST

     The Notes will mature on December 8, 2005 and will bear interest at the "3 Month LIBOR Rate" (as defined below) plus 0.45%. The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Interest is payable quarterly in arrears on March 8, June 8, September 8 and December 8 of each year (these dates are called "interest payment dates"), beginning on March 8, 2004; provided that if any interest payment date (other than an interest payment date that falls on the maturity date or on a redemption date) is not a business day, then the interest payment date will be postponed until the first following business day. If the interest payment date falling on the maturity date or on a redemption date is not a business day then the interest payment due on that date will be paid on the next business day and no additional interest will accrue.

     The 3 Month LIBOR Rate will be reset quarterly on each interest payment date (each of these dates is called an "interest reset date"), beginning on March 8, 2004. Interest will accrue on the Notes from December 8, 2003 or from the most recent date to which interest on such Notes has been paid or duly provided for, until the principal amount of each Note is paid or duly made available for payment. We will pay interest to the person in whose name the Note (or one or more predecessor notes) is registered at the close of business 15 calendar days before the interest payment date; provided that interest payable at the maturity date or on a redemption date will be paid to the person to whom principal is payable. The initial interest rate for the period from and including December 8, 2003 to but excluding the first interest payment date will be 1.63%.

     "3 Month LIBOR Rate" means the rate for deposits in U.S. dollars for the 3-month period commencing on the applicable interest reset date which appears on Telerate Page 3750 at approximately 11:00 a.m., London time, on the second London banking day prior to the applicable interest reset date. If this rate does not appear on Telerate Page 3750, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent) at approximately 11:00 a.m., London time, on the second London banking day prior to the applicable interest reset date to prime banks in the London interbank market for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, the rate for that interest reset date will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested, the rate for that interest reset date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the second London banking day prior to the applicable interest reset date for loans in U.S. dollars to leading European banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. A London banking day is any business day in which dealings in U.S. dollars are transacted in the London interbank market.

     "Telerate Page 3750" means the display page so designated on the Moneyline Telerate, Inc. (or such other page as may replace such page on that service or any successor service for the purpose of displaying London interbank offered rates of major banks).

     The calculation agent will, upon the request of the holder of any Note, provide the interest rate then in effect. The calculation agent is JPMorgan Chase Bank until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of manifest error shall be conclusive for all purposes and binding on us and the holders of the Notes. We may appoint a successor calculation agent with the written consent of the trustee.

     All percentages resulting from any calculation of the interest rate with respect to the Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or ..0987655) and 9.876544% (or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

     Interest on the Notes will be computed and paid on the basis of a 360-day year and the actual number of days in each quarterly interest payment period.

OPTIONAL REDEMPTION

     We will have the right to redeem the Notes on December 8, 2004, March 8, 2005, June 8, 2005 and September 8, 2005, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to such redemption date.

REDEMPTION PROCEDURES

     We will provide not less than 30 nor more than 60 days' notice mailed to each registered holder of the Notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the Notes or portions of such Notes called for redemption. In the event that any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

SINKING FUND

     There is no provision for a sinking fund applicable to the Notes.

                               BOOK-ENTRY SYSTEM

     We have obtained the information in this section concerning The Depository Trust Company, or DTC, and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

     The Notes initially will be represented by one or more fully registered global securities, respectively. Each global security will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co., DTC's nominee.

     You may hold your interests in a global security in the United States through DTC, either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global securities representing the Notes, DTC or such nominee will be considered the sole owner and holder of the Notes for all purposes of the Notes and the Senior Indenture. Except as provided below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the Senior Indenture, including for purposes of receiving any reports that we or the trustee deliver pursuant to the Senior Indenture. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes.

     Unless and until we issue the Notes in fully certificated form under the limited circumstances described below under the heading "-- Certificated Notes":

     - you will not be entitled to receive physical delivery of a certificate representing your interest in the Notes;

     - all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

     - all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the Notes, for distribution to you in accordance with DTC procedures.

  THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

     If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, the Notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.

     Purchases of the Notes under DTC's system must be made by or through direct participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive physical delivery of certificates representing their ownership interests in the Notes, except as provided below in "-- Certificated Notes."

     To facilitate subsequent transfers, all Notes deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  BOOK-ENTRY FORMAT

     Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to the beneficial owners. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to Notes on your behalf. We and the trustee have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The trustee will not recognize you as a holder of any Notes under the Senior Indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a Note if one or more of the direct participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge Notes to indirect participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes.

  CERTIFICATED NOTES

     Unless and until they are exchanged, in whole or in part, for Notes in definitive form in accordance with the terms of the Notes, the Notes may not be transferred except as a whole by DTC to a nominee of DTC; as a whole by a nominee of DTC to DTC or another nominee of DTC; or as a whole by DTC or nominee of DTC to a successor of DTC or a nominee of such successor.

     We will issue Notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

     - we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act, and the Trustee or we are unable to locate a qualified successor within 90 days;

     - an event of default has occurred and is continuing under the Senior Indenture; or

     - we, at our option, elect to terminate use of the book-entry system through DTC.

     If any of the above events occurs, DTC is required to notify all direct participants that Notes in fully certificated registered form are available through DTC. DTC will then surrender the global security representing the Notes along with instructions for re-registration. The trustee will re-issue the Notes in full certificated registered form and will recognize the registered holders of the certificated Notes as holders under the Senior Indenture.

                                  UNDERWRITING

     We have entered into an underwriting agreement with respect to the Notes with the underwriters listed below. Subject to certain conditions, each of the underwriters has severally agreed to purchase the principal amount of Notes indicated in the following table:

                                                              PRINCIPAL AMOUNT
                                                                  OF NOTES
UNDERWRITER                                                   ----------------
Deutsche Bank Securities Inc. ..............................    $100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     100,000,000
ABN AMRO Incorporated.......................................      25,000,000
Lazard Freres & Co. LLC ....................................      25,000,000
                                                                ------------
             Total..........................................    $250,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes are subject to certain conditions, including the receipt of legal opinions relating to certain matters. The underwriters are committed to take and pay for all of the Notes being offered hereby if any are taken.

     The Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not in excess of 0.15% of the aggregate principal amount of the Notes. The underwriters may allow, and those dealers may reallow, a discount not in excess of 0.10% of the aggregate principal amount of the Notes to certain other dealers. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The Notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of any trading market for the Notes.

     In connection with the offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Notes. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The expenses of the offering, not including the underwriting discount, are estimated to be approximately $500,000. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 as amended, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     In the ordinary course of their respective businesses, some of the underwriters and/or their affiliates have in the past and may in the future provide us with financial advisory and other services for which they have and in the future will receive customary fees.

     Lazard Freres & Co. LLC ("Lazard") has entered into an agreement with Mitsubishi Securities (USA), Inc. ("Mitsubishi") pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard, including in respect of this offering. In return for the provision of such services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.

     The underwriters will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between the underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from the underwriters based on transactions the underwriters conduct through the system. The underwriters will make the Notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from Duke Energy's Annual Report on Form 10-K as of and for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report (which report expressed an unqualified opinion and included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001 and the adoption of the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters with respect to the offering of the Notes will be passed on for us by Robert T. Lucas III, Esq. who is Duke Energy's Associate General Counsel and Assistant Secretary, and by Simpson Thacher & Bartlett LLP, New York, New York, and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. In rendering their opinions, Simpson Thacher & Bartlett LLP and Sidley Austin Brown & Wood LLP will rely upon Mr. Lucas as to all matters of North Carolina law.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Such reports and other information can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information. Our filings are also available to the public through:

     - our web site at http://www.duke-energy.com;

     - the SEC web site at http://www.sec.gov; and

     - The New York Stock Exchange
       20 Broad Street
       New York, New York 10005.

     Additional information about us is also available on our web site at http://www.duke-energy.com. Such web site is not a part of this prospectus supplement.

     The SEC allows Duke Energy to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that Duke Energy files later with the SEC will automatically update and supersede this information. Duke Energy incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until Duke Energy completes its offering of the securities:

     - Duke Energy's annual report on Form 10-K for the year ended December 31, 2002;

     - Duke Energy's quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003; and

     - Duke Energy's current reports on Form 8-K filed on February 18, 2003 and May 8, 2003.

     We will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus supplement. You may request your copy by writing us at the following address or telephoning one of the following numbers:

    Investor Relations Department
    Duke Energy Corporation
    P.O. Box 1005
    Charlotte, North Carolina 28201
    (704) 382-3853 or (800) 488-3853 (toll-free)

PROSPECTUS

                                 $2,000,000,000

                            DUKE ENERGY CORPORATION

                                  Senior Notes
                           Junior Subordinated Notes
                       First and Refunding Mortgage Bonds
                                  Common Stock
                            Stock Purchase Contracts
                              Stock Purchase Units

                             ---------------------

                         DUKE ENERGY CAPITAL TRUST III

                          DUKE ENERGY CAPITAL TRUST IV

                          DUKE ENERGY CAPITAL TRUST V

                           Trust Preferred Securities
                 Guaranteed, to the extent described herein, by

                            DUKE ENERGY CORPORATION

                             ---------------------

     This prospectus contains summaries of the general terms of these securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     The Common Stock of Duke Energy is listed on the New York Stock Exchange under the symbol "DUK."

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  This prospectus is dated September 12, 2003.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                                              PAGE
About this Prospectus.......................................    1
Duke Energy Corporation.....................................    2
Risk Factors................................................    5
Ratio of Earnings to Fixed Charges..........................   18
Use of Proceeds.............................................   18
The Trusts..................................................   18
Description of the Senior Notes.............................   19
Description of the Junior Subordinated Notes................   26
Description of the First and Refunding Mortgage Bonds.......   33
Description of the Common Stock.............................   37
Description of the Stock Purchase Contracts and the Stock
  Purchase Units............................................   40
Description of the Preferred Securities.....................   41
Description of the Guarantees...............................   41
Plan of Distribution........................................   44
Experts.....................................................   44
Validity of the Securities..................................   45
Where You Can Find More Information.........................   45

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Duke Energy, Duke Energy Capital Trust III, Duke Energy Capital Trust IV and Duke Energy Capital Trust V filed with the SEC utilizing a "shelf" registration process. Under the shelf registration process, Duke Energy may issue Senior Notes, Junior Subordinated Notes, First and Refunding Mortgage Bonds, Common Stock, Stock Purchase Contracts and Stock Purchase Units and the Trusts may issue Preferred Securities in one or more offerings up to a total dollar amount of $2,000,000,000.

     This prospectus provides general descriptions of the securities Duke Energy and the Trusts may offer. Each time securities are sold, a prospectus supplement will provide specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the caption "Where You Can Find More Information."

     Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to "Duke Energy," "we," "us" and "our" or similar terms are to Duke Energy Corporation and its subsidiaries.

                            DUKE ENERGY CORPORATION

     Duke Energy, together with its subsidiaries, an integrated provider of energy and energy services, offers physical delivery and management of both electricity and natural gas throughout the United States and abroad. Duke Energy, together with its subsidiaries, provides these and other services through six business units:

     o Franchised Electric

     o Natural Gas Transmission

     o Field Services

     o Duke Energy North America

     o International Energy

     o Other Operations

     A substantial amount of our business is conducted through our subsidiaries, none of which are obligors or guarantors on the Senior Notes, Junior Subordinated Notes and First and Refunding Mortgage Bonds. For the year ended December 31, 2002, Duke Energy subsidiaries had operating revenues of approximately $10.8 billion and as of December 31, 2002, Duke Energy subsidiaries had assets of approximately $47.5 billion.

     FRANCHISED ELECTRIC generates, transmits, distributes and sells electricity in central and western North Carolina and western South Carolina. It conducts operations through Duke Power. These electric operations are subject to the rules and regulations of the Federal Energy Regulatory Commission, or FERC, the North Carolina Utilities Commission, or NCUC, and the Public Service Commission of South Carolina, or PSCSC.

     NATURAL GAS TRANSMISSION provides transportation and storage of natural gas for customers throughout the east coast and southern portion of the United States and in Canada. Natural Gas Transmission also provides gas sale and distribution service to retail customers in Ontario and Western Canada, and gas gathering and processing services to customers in Western Canada. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation. Duke Energy Gas Transmission's natural gas transmission and storage operations in the United States are subject to the FERC's, the Texas Railroad Commission's, and the Department of Transportation's rules and regulations, while natural gas gathering, processing, transmission, distribution and storage operations in Canada are subject to the rules and regulations of the National Energy Board, the Ontario Energy Board and the British Columbia Utilities Commission.

     FIELD SERVICES gathers, compresses, treats, processes, transports, trades and markets, and stores natural gas; and produces, transports, trades and markets, and stores natural gas liquids. It conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by ConocoPhillips and approximately 70% owned by Duke Energy. Field Services gathers natural gas from production wellheads in Western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Western Canadian Sedimentary Basin, Rocky Mountain, Permian Basin, Mid-Continent and East Texas-Austin Chalk-North Louisiana areas, as well as onshore and offshore Gulf Coast areas.

     DUKE ENERGY NORTH AMERICA develops, operates and manages merchant power generation facilities and engages in commodity sales and services related to natural gas and electric power. Duke Energy North America conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by ExxonMobil Corporation and approximately 60% owned by Duke Energy. On April 11, 2003, Duke Energy announced that it is exiting proprietary trading at Duke Energy North America.

     INTERNATIONAL ENERGY develops, operates and manages natural gas transportation and power generation facilities, and engages in sales and marketing of natural gas and electric power outside the United States and Canada. It conducts operations primarily through Duke Energy International, LLC and its activities target power generation in Latin America, power generation and natural gas transmission in Asia-Pacific, and natural gas marketing in Northwest Europe. International Energy initiated exiting proprietary trading during the quarter ended June 30, 2003.

     OTHER OPERATIONS is composed of diverse businesses, operating through Crescent Resources, LLC, DukeNet Communications, LLC, Duke Capital Partners, LLC, Duke Energy Merchants, LLC, Duke/Fluor Daniel and Energy Delivery Services. Beginning in 2003, the business segments formerly known as Other Energy Services and Duke Ventures were combined into Other Operations. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the Southeastern and Southwestern United States DukeNet develops and manages fiber optic communications systems for wireless, local and long distance communications companies; and for selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant finance company, provides debt and equity capital and financial advisory services primarily to the energy industry. In March 2003, Duke Energy announced that it will exit the merchant finance business at Duke Capital Partners in an orderly manner. Duke Energy Merchants engages in refined products marketing; on April 11, 2003, Duke Energy announced that it is exiting proprietary trading at Duke Energy Merchants. Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. Duke/Fluor Daniel is a 50/50 partnership between Duke Energy and a subsidiary of Fluor Corporation. On July 9, 2003, Duke Energy and Fluor Corporation announced that the Duke/Fluor Daniel partnership between subsidiaries of the two companies will be dissolved, at the request of Fluor Corporation. The partners of Duke/Fluor Daniel have adopted a plan for an orderly wind-down of the business of Duke/Fluor Daniel over the next two years. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects.

     The foregoing information about Duke Energy and its business units is only a general summary and is not intended to be comprehensive. For additional information about Duke Energy and its business units, you should refer to the information described under the caption "Where You Can Find More Information."

RECONCILIATION OF CERTAIN FINANCIAL INFORMATION

     The following tables reconcile EBIT to net income for the four quarters for the year ended 2002 and 2001, respectively, and should be read in conjunction with Duke Energy's annual report on Form 10-K for the year ended December 31, 2002.

RECONCILIATION OF EBIT TO NET INCOME (IN MILLIONS)

                                          1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER   TOTAL
                                             2002          2002          2002          2002        2002
                                          -----------   -----------   -----------   -----------   ------
EBIT....................................     $761         $1,047         $668          $393       $2,869
Interest expense........................      189            264          316           341        1,110
Minority interest expense (benefit).....       32             62           14            (1)         107
                                             ----         ------         ----          ----       ------
Earnings before income taxes............      540            721          338            53        1,652
Income taxes............................      158            247          108           105          618
                                             ----         ------         ----          ----       ------
Income (loss) before cumulative effect
  of change in accounting principle.....      382            474          230           (52)       1,034
Cumulative effect of change in
  accounting principle, net of tax......       --             --           --            --           --
                                             ----         ------         ----          ----       ------
Net income (loss).......................     $382         $  474         $230          $(52)      $1,034
                                             ====         ======         ====          ====       ======

RECONCILIATION OF EBIT TO NET INCOME (IN MILLIONS)

                                          1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER   TOTAL
                                             2001          2001          2001          2001        2001
                                          -----------   -----------   -----------   -----------   ------
EBIT....................................    $1,254         $902         $1,529         $571       $4,256
Interest expense........................       213          202            191          179          785
Minority interest expense...............       160           45             62           60          327
                                            ------         ----         ------         ----       ------
Earnings before income taxes............       881          655          1,276          332        3,144
Income taxes............................       327          236            480          107        1,150
                                            ------         ----         ------         ----       ------
Income before cumulative effect of
  change in accounting principle........       554          419            796          225        1,994
Cumulative effect of change in
  accounting principle, net of tax......       (96)          --             --           --          (96)
                                            ------         ----         ------         ----       ------
Net income..............................    $  458         $419         $  796         $225       $1,898
                                            ======         ====         ======         ====       ======

                             ---------------------

     We are incorporated in North Carolina and the address of our principal executive offices is 526 South Church Street, Charlotte, North Carolina 28202. Our telephone number is (704) 594-6200.

                                  RISK FACTORS

     Before purchasing any securities we offer, you should carefully consider the following risk factors as well as the other information contained in this prospectus, any prospectus supplement and the information incorporated by reference herein in order to evaluate an investment in our securities.

RISKS RELATED TO THE MARKET CYCLE OF OUR INDUSTRY

 OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY SUSTAINED DOWNTURNS OR SLUGGISHNESS IN THE ECONOMY, INCLUDING LOW LEVELS IN THE MARKET PRICES OF COMMODITIES, ALL OF WHICH ARE BEYOND OUR CONTROL.

     Sustained downturns or sluggishness in the economy generally affect the markets in which we operate and negatively influence our regulated and unregulated energy operations. Declines in demand for electricity as a result of economic downturns in our Franchised Electric service territories will reduce overall electricity sales and lessen our cash flows, especially as our industrial customers reduce production and, thus, consumption of electricity. Our Natural Gas Transmission and Field Services businesses may experience a decline in the volume of natural gas shipped through their pipelines and transport systems or gathered and processed at their plants, resulting in lower revenue and cash flows, as lower economic output reduces energy demand. Although our Franchised Electric business is subject to regulated allowable rates of return and recovery of fuel costs under a fuel adjustment clause, and our gas transmission is subject to mandated tariff rates, overall declines in electricity sold or the volume of gas shipped as a result of economic downturn or recession could reduce our revenues and cash flows, thus diminishing our results of operations.

     Our Duke Energy North America business sells power from primarily gas-fired generation facilities into the spot market or other competitive power markets on a contractual basis and enters into contracts to purchase and sell electricity, natural gas and NGLs as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power, natural gas and NGLs in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. These factors could reduce our revenues and margins and therefore diminish our results of operations.

     Lower demand for the electricity we sell, for the natural gas we gather, process and transport and in the market prices for electricity, natural gas and NGLs result from multiple factors that affect our service territories and the end markets where we sell electricity or ship natural gas, including:

     - weather conditions, to the extent that abnormally mild winter or summer weather causes lower energy usage for heating or cooling purposes, respectively;

     - supply of and demand for energy commodities, including any decreases in the production of natural gas due to depressed prices for natural gas which could negatively affect our gas transmission business due to lower throughput and our energy trading business through lower prices;

     - illiquid markets including reductions in trading volumes which result in lower revenues and earnings;

     - general economic conditions, including downturns in the U.S. or other economies which impact energy consumption particularly in which sales to industrial or large commercial customers comprise a significant portion of total sales;

     - transmission or transportation constraints or inefficiencies which impact our merchant energy operations;

     - availability of competitively priced alternative energy sources, which are preferred by some customers over energy produced from coal, nuclear or gas plants;

     - natural gas, crude oil, refined products and coal production levels;

     - electric generation capacity surpluses of which cause our merchant energy plants to generate and sell less electricity at lower prices and may cause some plants to become non-economical to operate;

     - capacity and transmission service into, or out of, our markets;

     - natural disasters, wars, embargoes and other catastrophic events to the extent they affect our markets; and

     - federal, state and foreign energy and environmental regulation and legislation.

     These market factors have led to industry-wide downturns that have resulted in the slowing down or stopping of new construction of power plants and announcements by us and other energy suppliers and gas pipeline companies of plans to sell non-core assets in order to boost liquidity or strengthen balance sheets. Proposed sales by other energy suppliers and gas pipeline companies could increase the supply of the type of assets we are attempting to sell which could lead to our failing to execute such asset sales or obtaining lower prices on completed asset sales.

 OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR ENERGY TRADING BUSINESS.

     We actively manage the risk inherent in our energy positions. Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. In particular, risk in our energy trading is measured and monitored utilizing Value-at-Risk models to determine the potential one-day favorable or unfavorable value risks. These estimates are based on historical price volatility and assume a normal distribution of price changes thus if prices significantly deviate from historical prices or the actual distribution is not normal, our risk management systems, including assumptions supporting the risk limits, may not protect us from significant losses. In addition, adverse changes in energy prices may result in economic losses in our earnings and cash flows and our balance sheet under applicable accounting rules. Although we devote a considerable amount of management effort to our trading and risk management systems, their effectiveness remains uncertain.

  OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES IN OUR DEBT AND FOREIGN CURRENCY POSITIONS.

     We also actively manage the risk inherent in our debt and foreign currency positions. We manage interest rate exposure in our debt positions by limiting our variable-rate and fixed-rate exposures to percentages of total capitalization and by monitoring the effects of market changes in interest rates. We also enter into financial derivative instruments to manage and mitigate interest rate exposure. Our primary foreign currency rate exposures are the Canadian dollar, the Brazilian real, the Peruvian neuvo sol, the Australian dollar, the El Salvadoran colon, the European euro and the Argentine peso. To mitigate risks associated with foreign currency fluctuations, we hedge investments through debt denominated or issued in the foreign currency and use foreign currency derivatives. In addition we denominate in or index contracts to the U.S. dollar and/or local inflation rates, where possible. To monitor the foreign currency risk, we use sensitivity analysis, which measures the impact of devaluation of the foreign currency to which we have exposure. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned, these practices may not protect us from significant losses in our earnings and cash flows and our balance sheet under applicable accounting rules. Although we devote a considerable amount of management effort to our risk management systems, their effectiveness remains uncertain.

  OUR HEDGING PROCEDURES MAY NOT PROTECT OUR SALES AND NET INCOME FROM
  VOLATILITY.

     To lower our financial exposure related to commodity price fluctuations, primarily with respect to power, natural gas and NGLs, our corporate marketing, trading and risk management operations routinely enter into contracts to hedge the value of our assets and operations. As part of this strategy, our Duke Energy North America and Field Services business units routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. Duke Energy North America hedges a substantial portion of its expected power output and its natural gas fuel requirements. Field Services hedges a portion of its expected commodity exposure. However, we do not cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

 OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation and gas distribution are generally seasonal businesses. In most parts of the U.S. and world in which we operate, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter, especially for our natural gas businesses in Canada. Further, extreme weather conditions such as heat waves or winter storms could cause these seasonal fluctuations to be more pronounced. As a result, in the future the overall operating results of Franchised Electric, Duke Energy North America and Union Gas, which is a component of our natural gas transmission segment, may fluctuate substantially on a seasonal basis and thus make period comparison less relevant.

 RECENT DEVELOPMENTS AFFECTING THE WHOLESALE POWER AND ENERGY TRADING MARKETS HAVE REDUCED MARKET ACTIVITY AND LIQUIDITY AND MAY CONTINUE TO ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     As a result of the energy crisis in California, the filing of bankruptcy by Enron Corporation, and investigations by governmental authorities into energy trading activities and increased litigation related to these matters, companies in the regulated and unregulated utility businesses have been generally impacted negatively. In addition, certain participants have chosen to or have been forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and lower trading revenues. Depressed spot and forward wholesale power prices have resulted in substantially reduced revenues in our merchant energy business and may continue to affect our earnings.

 OUR PROFITABILITY MAY DECLINE IF THE COUNTERPARTIES TO OUR TRANSACTIONS FAIL TO PERFORM IN ACCORDANCE WITH OUR AGREEMENTS WITH THEM.

     Our marketing, trading and risk management operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements, honor the underlying commitment at then-current market prices or return a significant portion of the consideration received for unused electricity or gas under a long-term contract. In such event, we might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. This risk is most significant in our natural gas marketing and transportation services business as we have concentrations of receivables from natural gas and electric utilities and their affiliates, as well as industrial customers and marketers throughout the U.S., Canada, Asia Pacific, Europe and Latin America. These concentrations of customers may negatively impact the credit quality of the entire sector, which would have a more significant impact on our profitability due to our level of exposure in the sector. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. Despite performing credit analysis prior to extending credit and the use of master collateral agreements to mitigate these credit risks, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will incur losses.

 WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS.

     We purchase and sell power at the wholesale level under market-based tariffs subject to FERC'S jurisdiction throughout the United States and also enter into short-term agreements to market available energy and capacity from our generation assets with the expectation of profiting from market price fluctuations. If we are unable to deliver firm capacity and energy under these agreements, then we could be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant.

     In the absence or upon expiration of power sales agreements, we must sell all or a portion of the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electricity cannot be stored and must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, the price we can obtain for power sales may not change at the same rate as changes in fuel costs. Given the volatility and potential for material differences between actual power prices and fuel costs, if we are unable to secure long-term purchase agreements for our power generation facilities, our revenues would be subject to increased volatility and our financial results may be materially adversely affected.

 COMPETITION IN THE WHOLESALE POWER AND ENERGY TRADING MARKETS MAY ADVERSELY AFFECT THE GROWTH AND PROFITABILITY OF OUR BUSINESS.

     While companies in the regulated and unregulated utility business have been generally negatively affected by recent events in the energy markets, it is possible that in the future we may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations both in the United States and abroad. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players, which may enter regulated or unregulated utility businesses. This competition may adversely affect our ability to make investments or acquisitions.

     We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of our business may come under long-term pressure.

     In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. We believe that these changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

 WE ARE EXPOSED TO MARKET RISK AND MAY INCUR LOSSES FROM OUR MARKETING AND TRADING OPERATIONS.

     Our trading portfolios consist of contracts to buy and sell commodities, including contracts for electricity, natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities. We have marketing and trading operations which target the U.S., Canadian, Latin American, Asia-Pacific and European regions. We incur trading risks and market exposures in these markets. If our trading volumes in these regions increase, we will be exposed to increased market risks.

RISKS RELATED TO LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS

     In part due to the California electricity supply situation and the failure of Enron Corporation, public and regulatory scrutiny of the energy industry and of the capital markets have resulted in increased regulatory investigations, new regulations being either proposed or implemented and an increase in litigation in the industry. During this time, we have experienced a significant increase in regulatory investigations and litigation related to our operations, primarily with respect to the California situation, pricing information provided to index publications and so-called "roundtrip" trades, each as described in greater detail below. Future developments in these and other government investigations, including the subpoena we have received from a North Carolina grand jury related to the audit by the NCUC and PSCSC of Duke Power's regulatory reporting from 1998 to 2000, and litigation impacting the energy industry and us, including litigation regarding performance, contracts and other matters arising in the ordinary course of our business and personal injury claims alleged to have arisen from the exposure to asbestos in our plants, could be materially adverse to us by affecting our operations and diverting our attention and resources to addressing such actions. Furthermore, future declines in the availability, or increases in the cost, of our insurance policies and charges to our self-insurance reserves with respect to such litigation could cause material liabilities and costs, which could have a material adverse effect on our results of operations or financial position in the future.

 WE MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS ARISING OUT OF THE ELECTRICITY SUPPLY SITUATION IN CALIFORNIA AND OTHER WESTERN STATES.

     Litigation and administrative proceedings arising out of the electricity supply situation in California and other western states are ongoing before the FERC and in California and other courts against sellers of energy in California and other western states. Duke Energy and some of its subsidiaries are named as defendants in a number of lawsuits brought by or on behalf of electricity and natural gas purchasers in California and other western states. In addition to lawsuits, several investigations and regulatory proceedings at the state and federal levels are looking into the causes of high wholesale electricity prices in the western United States. We cannot predict the outcome of any such lawsuits and other ongoing proceedings or whether the ultimate impact on us of the effects of the historical electricity supply situation in California and other western states will be material due to any future developments.

  WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS RELATED TO PRICING INFORMATION THAT WE PROVIDED TO MARKET PUBLICATIONS.

     The FERC, the Commodity Futures Trading Commission, or CFTC, and the San Francisco office of the U.S. Attorney, have requested information from us regarding pricing information that we provided to publications that produce price indices. We have been responding to these government agencies, but we cannot predict the outcome of these investigations or whether these investigations will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

 WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS AND ANY RELATED LEGAL PROCEEDINGS RELATED TO THE ALLEGED CONDUCTING OF "ROUNDTRIP" TRADES BY OUR ENERGY TRADING BUSINESS.

     The activities of Enron Corporation and other energy traders in allegedly using "roundtrip" trades which involve the prearrangement of simultaneously executed and offsetting buy and sell trades for the purpose of increasing reported revenues or trading volumes, or influencing prices and which lack a legitimate business purpose, has resulted in increased public and regulatory scrutiny. Various governmental and regulatory inquiries are ongoing and continue to adversely affect the energy trading business as a whole. We may see these adverse effects continue as a result of the uncertainty of these ongoing inquiries or additional inquiries by other federal or state regulatory agencies. To date, we have been investigated by, or responded to requests from, the SEC, the FERC, the Houston office of the U.S. Attorney and the CFTC concerning these alleged "roundtrip" trades and other trading activity. In addition, we cannot predict the outcome of any of these inquiries, or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

     Also, a number of class action lawsuits have been filed against us, and others may be filed, claiming that investors suffered damages as a result of the alleged "roundtrip" trades inflating our revenue and earnings. While a number of the lawsuits have been dismissed at a preliminary stage, further developments in such lawsuits could lead to settlements, civil damages or other litigation costs that could adversely affect our business.

RISKS RELATED TO THE REGULATION OF OUR BUSINESSES

 ELECTRIC

     OUR BUSINESSES IN NORTH AMERICA ARE SUBJECT TO COMPLEX GOVERNMENT REGULATIONS. THE ECONOMICS, INCLUDING THE COSTS, OF OPERATING OUR GENERATING FACILITIES MAY BE ADVERSELY AFFECTED BY CHANGES IN THESE REGULATIONS OR IN THEIR INTERPRETATION OR IMPLEMENTATION.

     The regulatory environment applicable to the electric power industry has recently undergone substantial changes, both on a federal and a state level, which have had a significant impact on the nature of the industry and the manner in which its participants conduct their businesses. These changes are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

     The Public Utility Holding Company Act, or PUHCA, and the Federal Power Act, or FPA, regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business, although we are exempt from most of the provisions of PUHCA, as discussed below. The rates charged in our Franchised Electric business are approved by the FERC, the NCUC and/or the PSCSC. The NCUC and the PSCSC regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. The FERC regulates wholesale electricity operations and transmission rates and the state commissions regulate retail electricity operations and rates. The Public Utility Regulatory Policies Act of 1978, or PURPA, provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy

Act of 1992, or the Energy Act, also provides relief from regulation under PUHCA to "exempt wholesale generators." Maintaining the status of our facilities as qualifying facilities or exempt wholesale generators is conditioned on those facilities continuing to meet statutory criteria. Under current law, we are not and will not be subject to regulation as a registered holding company under PUHCA as long as the domestic power plants we own through subsidiaries (such as in Duke Energy North America's business) are qualifying facilities under PURPA or are exempt wholesale generators. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected by the increased costs associated with upgrading our facilities and taking other actions to comply with these regulations. While we are currently exempt from registration under PUHCA, we may lose that exemption if we fail to comply with our exemptive order from the SEC. If we were to lose our exemption, we would have the alternatives of registering as a holding company which would subject us to more extensive regulation, or divesting or changing the nature of some of our foreign utility holdings, including some facilities acquired in our Westcoast Energy purchase.

     Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Some of the restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made or that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed.

     The FERC has proposed to broaden its regulations that restrict relations between jurisdictional electric and natural gas companies, or "jurisdictional companies," and marketing affiliates. The proposal could materially affect our business and results of operations. The originally proposed standards would require segregation of an electric utility's retail merchant function from its transmission function, as the wholesale merchant function is currently separated from the transmission function. State law in North Carolina and South Carolina (as well as many other states) requires that utilities provide safe and reliable bundled electric service (including generation, transmission and distribution services) at the lowest reasonable cost. Separation of the bundled retail sales function from the transmission function in states that have not adopted retail electric competition would hinder communications and require redundant functions in different departments, making it significantly more expensive and difficult for us to deliver a bundled electric product to retail customers and decrease revenues form our retail markets and our overall revenues. In addition, the proposals are expected to have significant adverse impacts on the ability of Duke Energy's officers and directors to oversee the corporate activities of Duke Energy and its subsidiaries. We expect that under the proposed rules, communication of transmission information with our subsidiaries would be substantially restricted as they would be defined as "energy affiliates" and the officers and directors would be imputed as serving the company's marketing function and further barred from such communications with these entities. The rulemaking is pending at the FERC and the precise scope and effect of the rule is unclear. If adopted as proposed, the rule could adversely affect our ability to coordinate and manage our energy activities.

     OUR SALES MAY DECREASE IF WE ARE UNABLE TO GAIN ADEQUATE, RELIABLE AND AFFORDABLE ACCESS TO TRANSMISSION AND DISTRIBUTION ASSETS.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered. The FERC's proposed restrictions upon relations between jurisdictional companies and marketing affiliates, as described above, may also inhibit access to energy transmission and distribution assets controlled by us.

     In Order 888 and related orders, FERC issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, some companies have failed to provide fair and equal access to their transmission systems or have not provided sufficient transmission capacity to enable other companies to transmit electric power. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives.

     In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

     IN THE FUTURE, WE MAY NOT BE ABLE TO SECURE LONG-TERM PURCHASE AGREEMENTS FOR OUR POWER GENERATION FACILITIES OR OUR EXISTING POWER PURCHASE AGREEMENTS MAY NOT BE ENFORCEABLE, EITHER OF WHICH WOULD SUBJECT OUR SALES TO INCREASED VOLATILITY.

     Historically, power from merchant generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities with these types of long-term power purchase agreements has decreased, and it is likely that most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     Recently, some entities have brought litigation or regulatory proceedings aimed at forcing the renegotiation or termination of power purchase agreements requiring payments to owners of generating facilities that are qualifying facilities under PURPA. Many qualifying facilities sell their electric output to utilities and other entities pursuant to long-term contracts at prices that are based upon the incremental cost that, at the time of contracting, it was estimated that it would cost the utility or entity to generate or purchase the power from another source. In some cases, these prices are now substantially in excess of market prices. As of June 30, 2003, the value in excess of market prices of these physical forward power sales from our energy generation portfolio was $513 million. In addition, in the future, utilities and other entities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with qualifying facilities or with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease or be subject to increased volatility.

     THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR GROWTH AND PERFORMANCE IN THESE REGIONS.

     Our wholesale power and franchised electric results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Because it remains unclear which companies will be participating in the various regional power markets, or how and when regional transmission organizations, or RTOs, will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

     OUR FRANCHISED ELECTRIC REVENUES, EARNINGS AND RESULTS ARE DEPENDENT ON STATE ELECTRIC REGULATORY LEGISLATION, INCLUDING THE CURRENT RATE FREEZE IN NORTH CAROLINA WHICH LIMITS OUR ABILITY TO PASS ON TO OUR CUSTOMERS OUR COST OF PRODUCING ELECTRICITY.

     In 2002, the State of North Carolina passed clean air legislation that, with limited exceptions, freezes base electric utility rates through 2007, in order for North Carolina electric utilities, including us, to make significant reductions in emissions of sulfur dioxide and nitrogen oxides from the state's coal-fired power plants over the next ten years. We estimate the cost of achieving the proposed emission reductions to be approximately $1.5 billion. While we expect to recover 70% of the total estimated costs of plant improvements through the five-year rate freeze period, there is no guarantee that we will recover such amount. As a result of the rate freeze, we will be limited in the amount of revenue our North Carolina utility generates in relation to operational costs and the amount of recovery for our costs of emission reductions. In addition, as the NCUC will determine how any remaining costs will be recovered after the rate freeze period, the manner of such recovery is unclear at this time.

     In our Franchised Electric business, we are regulated on a cost-of-service/rate-of-return basis subject to the North Carolina rate freeze discussed above, during periods in which our Franchised Electric earnings exceed the returns established by our state regulatory commissions, our retail electric rates may be subject to review by the commissions and possible reduction, which may decrease our future earnings.

 GAS

     OUR GAS TRANSMISSION AND STORAGE OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS AND RATE PROCEEDINGS THAT COULD HAVE AN ADVERSE IMPACT ON OUR ABILITY TO RECOVER THE COSTS OF OPERATING OUR PIPELINE FACILITIES.

     Our U.S. interstate gas transmission and storage operations are subject to the FERC's regulatory authority, which extends to:

     - transportation of natural gas;

     - rates and charges;

     - construction;

     - acquisition, extension or abandonment of services or facilities;

     - accounts and records;

     - depreciation and amortization policies; and

     - operating terms and conditions of service.

     The FERC has taken actions to strengthen market forces in the natural gas pipeline industry which has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation.

     Given the extent of the FERC's regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations. In addition, the FERC has proposed to broaden its regulations on jurisdictional companies to limit communications between a jurisdictional company and all our affiliates engaged in energy activities. If adopted as proposed, the rule could adversely affect our ability to manage our energy activities.

     Some of our interstate gas transmission operations from time to time have in effect rate settlements approved by FERC which prevent those companies or third parties from modifying rates, except for allowed adjustments. These settlements do not preclude the FERC from taking action on its own to modify the rates. Upon expiration of the settlements, the companies or third parties may institute actions at the FERC to modify the companies' rates. It is not possible to determine at this time whether any such actions would be instituted or what the outcome would be but such proceedings could result in rate adjustments.

     Recent decisions could result in the imposition of regulatory operating terms and conditions of service on our interstate gas transmission operations that limit our management discretion and could also increase operational risks. In September 2002, a FERC administrative law judge ruled that El Paso Gas Transmission Company, an interstate natural gas pipeline company, was in violation of the Natural Gas Act for not delivering sufficient gas to its California markets during 2000 and 2001 because it had operated its interstate gas pipeline system at less than the maximum allowable pressure for which the system is rated, engaged in inappropriate system maintenance and delivered gas to other markets. If this ruling stands after review by the FERC, it could be interpreted to increase the delivery obligations and reduce the operational discretion of interstate gas pipelines, including those we operate, and, as a result, increase operational, contractual and litigation risks for our natural gas pipelines.

     POSSIBLE CHANGES AND DEVELOPMENTS IN THE CANADIAN REGULATORY ENVIRONMENT COULD RESULT IN A NEGATIVE IMPACT ON WESTCOAST ENERGY'S BUSINESS AND OPERATIONS.

     The majority of our Canadian natural gas assets are subject to various degrees of federal or provincial regulation. Changes in such regulation may impact our capacity to conduct this business effectively and sustain or increase profitability. Furthermore, as the regulatory environment within which Westcoast Energy conducts its business and operates its facilities continues to evolve from a traditional cost recovery model to a more competitive, market-based approach, there is increasing competition among pipeline companies. We cannot predict the timing or scope of these changes and developments in the regulatory environment or the impact they may ultimately have on Westcoast Energy's business and operations.

     Aboriginal groups have claimed aboriginal and treaty rights over a substantial portion of the lands on which our facilities in British Columbia and Alberta and the gas supply areas served by those facilities are located. The existence of these claims, which range from the assertion of rights of limited use up to aboriginal title, has given rise to some uncertainty regarding access to public lands for future development purposes.

RISKS RELATED TO OUR BUSINESS GENERALLY AND OUR INDUSTRY

 FINANCING AND LIQUIDITY RISKS

     WE HAVE NOT APPRAISED THE VALUE OF THE COLLATERAL UPON WHICH THE MORTGAGE LIEN EXISTS AND, IF THERE IS A DEFAULT OR A FORECLOSURE SALE, THE VALUE OF THE COLLATERAL MAY NOT BE SUFFICIENT TO REPAY THE HOLDERS OF THE BONDS.

     No appraisal of the value of the collateral upon which the mortgage lien exists has been made in connection with any offerings or issuances of Bonds. The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Although we believe the value of the collateral substantially exceeds the indebtedness under the Bonds, we cannot assure you that the proceeds from the sale or sales of all of such collateral would be sufficient to satisfy the amounts outstanding under the Bonds and other obligations secured by the same collateral. If the proceeds were not sufficient to repay amounts outstanding under the Bonds, then holders of the Bonds, to the extent not repaid from the proceeds of the sale of the collateral, would only have an unsecured claim against our remaining assets.

     OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. OUR INABILITY TO ACCESS CAPITAL MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. Market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     - further economic downturns;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity and gas;

     - terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     - the overall health of the utility industry.

     Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

     INCREASES IN OUR LEVERAGE COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION, BUSINESS PLANNING AND FLEXIBILITY, FINANCIAL CONDITION, ABILITY TO SERVICE OUR DEBT OBLIGATIONS AND TO PAY DIVIDENDS ON OUR COMMON STOCK, AND ABILITY TO ACCESS CAPITAL ON FAVORABLE TERMS.

     Our cash requirements arise primarily from the capital intensive nature of our electric utilities, as well as the expansion of our diversified businesses. In addition to operating cash flows, we rely heavily on our commercial paper and long-term debt. Our credit lines impose various limitations that could impact our liquidity and result in a material adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     - increasing the cost of future debt financing;

     - prohibiting the payment of dividends on our common stock or adversely impacting our ability to pay such dividends at the current rate;

     - making it more difficult for us to satisfy our existing financial obligations;

     - limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

     - increasing our vulnerability to adverse economic and industry conditions;

     - requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

     Specifically, as stipulated in the revolving credit facilities, some entities within Duke Energy must maintain total debt to total capitalization ratios below specified target levels to be permitted to issue commercial paper and/or borrow under those facilities. These include limits of 65% at Duke Energy, Duke Capital, Duke Energy Australia and Westcoast Energy, 75% at Union Gas and 53% at Duke Energy Field Services.

     As of the end of the second quarter 2003, Duke Energy had approximately $3.2 billion (net of cash investments) of floating rate debt, representing about 8% of our total capitalization.

     A BREACH IN THE FINANCIAL COVENANTS SPECIFIED WITHIN OUR REVOLVING CREDIT AGREEMENTS COULD ADVERSELY AFFECT OUR ABILITY TO BORROW SHORT-TERM FUNDS AND COULD TRIGGER ACCELERATION OF BANK FACILITY INDEBTEDNESS AT OTHER SPECIFIC DUKE ENERGY ENTITIES.

     Duke Energy and its affiliates maintain revolving credit facilities to provide back-up for commercial paper programs and/or letters of credit at various entities. These facilities typically include financial covenants which limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Some also include targeted EBITDA interest coverage ratios. Failure to maintain these covenants at a particular Duke Energy entity could preclude that entity from issuing commercial paper or letters of credit, borrowing under the revolving credit facility and could require other Duke Energy affiliates to immediately pay down any outstanding drawn amounts under other revolving credit agreements.

     A DOWNGRADE IN OUR CREDIT RATING COULD NEGATIVELY AFFECT OUR ABILITY TO ACCESS CAPITAL AND/OR TO OPERATE OUR POWER AND GAS TRADING BUSINESSES.

     Standard & Poor's, Moody's and Fitch rate our senior, unsecured debt at BBB+, Baa1 and A-, respectively. Our Standard & Poor's and Fitch ratings are both on negative outlook. If Standard & Poor's, Moody's or Fitch were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Further, if our short-term rating were to fall, it may significantly limit our access to the commercial paper market.

     In addition, some of our subsidiaries access debt and other capital from various sources and carry their own credit ratings. Any downgrade or other event negatively affecting the credit ratings of these subsidiaries could make their costs of borrowing higher or access to funding sources more limited, which in turn could increase the need of Duke Energy to provide liquidity in the form of capital contributions or loans to such subsidiaries, thus reducing the liquidity and borrowing availability of the consolidated group.

     Our ratings may be dependent on, among other things, our earnings outlook for future periods and the success of our business plan. If, as a result of market conditions or other factors affecting our business, we are unable to achieve our earnings outlook or we lower our earnings outlook, our ratings could be adversely affected. The failure to meet the goals set forth in our business plan from time to time could cause our ratings to be lowered.

     Our power and gas trading businesses rely on our investment grade ratings. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings were to decline below investment grade, our ability to profitably operate our power and gas trading businesses would be diminished because we would likely have to deposit additional collateral of cash or cash related instruments which would reduce our liquidity and profitability.

     POOR INVESTMENT PERFORMANCE OF PENSION PLAN EQUITY HOLDINGS AND OTHER FACTORS IMPACTING PENSION PLAN COSTS COULD UNFAVORABLY IMPACT OUR LIQUIDITY AND RESULTS OF OPERATIONS.

     Our costs of providing non-contributory defined benefit pension plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and our required or voluntary contributions made to the plans. The market value of Duke Energy's defined benefit pension plan assets has been affected by declines in the equity markets since the third quarter of 2000. As a result, at our most recent measurement date of September 30, 2002, our pension plan obligation exceeded the value of plan assets by $439 million. Without a substantial recovery in the equity markets over time to increase the value of our plan assets and depending upon the other factors impacting our costs as listed above, we could be required to fund our plans with significant amounts of cash. Such cash funding obligations could have a material impact on our liquidity by reducing our cash flows and negatively effect our results of operations.

     WE COULD ENTER INTO VARIOUS TRANSACTIONS THAT COULD INCREASE THE AMOUNT OF OUR OUTSTANDING DEBT, OR ADVERSELY AFFECT OUR CAPITAL STRUCTURE OR CREDIT RATINGS, OR OTHERWISE ADVERSELY AFFECT HOLDERS OF THE SENIOR NOTES, JUNIOR SUBORDINATED NOTES AND BONDS.

     The terms of the Senior Notes, Junior Subordinated Notes and Bonds do not prevent us from entering into a variety of acquisition, change of control, refinancing, recapitalization or other highly leveraged transactions. As a result, we could enter into any transaction even though the transaction could increase the total amount of our outstanding indebtedness, adversely affect our capital structure or credit ratings or otherwise adversely affect the holders of the Senior Notes, Junior Subordinated Notes and Bonds.

  ENVIRONMENTAL REGULATION AND LIABILITY

     OUR BUSINESS WILL BE SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our operations are subject to extensive environmental regulation pursuant to a variety of U.S., Canadian, and other federal, provincial, state and municipal laws and regulations. Such environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

     Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management. In addition, Canada and some of the countries in which we operate may move forward on the process of adopting the greenhouse gas emissions principles of the Kyoto Accords. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to continue to be substantial in the future.

     Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental legislation may result in the imposition of fines and penalties. The steps we take to bring our facilities into compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities, which may cause us to incur losses. Further, our regulatory rate structure and our contracts with clients may not necessarily allow us to recover capital costs we incur to comply with new environmental regulations such as the rate freeze being imposed by the North Carolina clean air legislation. Also, we may not be able to obtain or maintain from time to time all required environmental regulatory approvals for our development projects. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be prevented or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Although it is not expected that the costs of complying with current environmental legislation will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

     WE COULD INCUR MATERIAL LOSSES IF WE ARE HELD LIABLE FOR THE ENVIRONMENTAL CONDITION OF ANY OF OUR ASSETS.

     We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities and natural gas assets which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In addition, in connection with some acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against some environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

 OPERATIONAL RISKS

     OUR INVESTMENTS AND PROJECTS LOCATED OUTSIDE OF THE UNITED STATES EXPOSE US TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MAY DELAY OR REDUCE OUR REALIZATION OF VALUE FROM OUR INTERNATIONAL PROJECTS.

     We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic, regulatory, market and political conditions in some of the countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law, regulations, market rules or tax policy, that are greater than in the United States. In particular, certain countries in Latin America, such as Brazil and El Salvador, are implementing changes in their market rules and regulations which could materially and adversely impact our ability to recognize anticipated value from our investments in that region.

     The uncertainty of the legal environment in some foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of our customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

     Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. Economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant short-term foreign currency exchange risks, our hedges may not be sufficient or we may have some exposures that are not hedged which could result in losses or volatility in our revenues.

     THE LONG-TERM FINANCIAL CONDITION OF OUR U.S. AND CANADIAN NATURAL GAS TRANSMISSION BUSINESSES ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF NATURAL GAS RESERVES.

     The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities and permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves may not be developed in commercial quantities and in sufficient amounts to fill the capacities of our pipeline systems.

     GATHERING, PROCESSING AND TRANSPORTING ACTIVITIES INVOLVE NUMEROUS RISKS THAT MAY RESULT IN ACCIDENTS AND OTHER OPERATING RISKS AND COSTS.

     There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. For our pipelines located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damages resulting from these risks is greater.

     WE ARE SUBJECT TO THE RISKS OF NUCLEAR GENERATION.

     Our three nuclear stations, Oconee, Catawba and McGuire, subject us to the risks of nuclear generation, which include:

     - the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The Nuclear Regulatory Commission has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the Nuclear Regulatory Commission has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the Nuclear Regulatory Commission could necessitate substantial capital expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase our compliance costs and impact the results of operations of our facilities.

     POTENTIAL TERRORIST ACTIVITIES OR MILITARY OR OTHER ACTIONS, INCLUDING THE SITUATION IN IRAQ, COULD ADVERSELY AFFECT OUR BUSINESS.

     The current situation in Iraq, the continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas which could affect the market for our gas operations and may materially adversely affect us in ways we cannot predict at this time. In addition, future acts of terrorism and any possible reprisals as a consequence of action by the United States and its allies could be directed against companies operating in the United States. In particular, nuclear generation facilities such as our nuclear plants could be potential targets of terrorist activities. The potential for terrorism has subjected our operations to increased risks and could have a material adverse effect on our business. In particular, we may experience increased capital or operating costs to implement increased security for our plants, including our nuclear power plants under the Nuclear Regulatory Commission's design basis threat requirements, such as additional physical plant security and additional security personnel.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,          ENDED
                                             --------------------------------    JUNE 30,
                                             1998   1999   2000   2001   2002      2003
                                             ----   ----   ----   ----   ----   ----------
Ratio of Earnings to Fixed Charges.........  4.5    2.7    3.6    3.8    2.1       2.6

     For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.

                                USE OF PROCEEDS

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy intends to use the net proceeds from the sale of any offered securities:

     o to redeem or purchase from time to time presently outstanding securities when it anticipates those transactions will result in an overall cost savings;

     o to repay maturing securities;

     o to finance its ongoing construction program; or

     o for general corporate purposes.

     The proceeds from the sale of Preferred Securities by a Trust will be invested in Junior Subordinated Notes issued by Duke Energy. Except as Duke Energy may otherwise describe in the applicable prospectus supplement, Duke Energy expects to use the net proceeds from the sale of such Junior Subordinated Notes to the applicable Trust for the above purposes.

                                   THE TRUSTS

     Duke Energy formed each Trust as a statutory business trust under Delaware law. Each Trust's business is defined in a trust agreement executed by Duke Energy, as depositor, and Chase Manhattan Bank USA, National Association (formerly known as Chase Manhattan Bank Delaware). Each trust agreement will be amended when Preferred Securities are issued under it and will be in substantially the form filed as an exhibit to the registration statement, of which this prospectus is a part. An amended trust agreement is called a "Trust Agreement" in this prospectus.

     The Preferred Securities and the Common Securities of each Trust represent undivided beneficial interests in the assets of that Trust. The Preferred Securities and the Common Securities together are sometimes called the "Trust Securities" in this prospectus.

     The trustees of each Trust will conduct that Trust's business and affairs. Duke Energy, as the holder of the Common Securities of each Trust, will appoint the trustees of that Trust. The trustees of each Trust will consist of:

     o two officers of Duke Energy as Administrative Trustees;

     o JPMorgan Chase Bank as Property Trustee; and

     o Chase Manhattan Bank USA, National Association as Delaware Trustee.

     The prospectus supplement relating to the Preferred Securities of a Trust will provide further information concerning that Trust.

     No separate financial statements of any Trust are included in this prospectus. Duke Energy considers that such statements would not be material to holders of the Preferred Securities because no Trust has any independent operations and the sole purpose of each Trust is investing the proceeds of the sale of its Trust Securities in Junior Subordinated Notes. Duke Energy does not expect that any of the Trusts will be filing annual, quarterly or special reports with the SEC.

     The principal place of business of each Trust will be c/o Duke Energy Corporation, 526 South Church Street, Charlotte, North Carolina 28202, telephone
(704) 594-6200.

Accounting Treatment

     As a result of the implementation of FIN 46 effective July 1, 2003, each Trust will be deconsolidated from Duke Energy since Duke Energy would not be the primary beneficiary of these Trusts. This deconsolidation will result in Duke Energy reflecting a liability for any notes payable to the Trusts, which under the prior accounting treatment would have been eliminated in consolidation. As a result, any amortization of debt discount and interest payments associated with any notes payable will be classified on the consolidated statements of income as interest expense rather than minority interest expense.

                        DESCRIPTION OF THE SENIOR NOTES

     Duke Energy will issue the Senior Notes in one or more series under its Senior Indenture dated as of September 1, 1998 between Duke Energy and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time. The Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes are unsecured and unsubordinated obligations and will rank equally with all of Duke Energy's other unsecured and unsubordinated indebtedness. The First and Refunding Mortgage Bonds are effectively senior to the Senior Notes to the extent of the value of the properties securing them. As of June 30, 2003, there were approximately $1,462,000,000 in aggregate principal amount of First and Refunding Mortgage Bonds outstanding, including approximately $172,000,000 of Duke Energy pollution control bond indebtedness, of which $117,000,000 is secured by an obligation to issue First and Refunding Mortgage Bonds.

     Duke Energy conducts its non-electric operations, and certain of its electric operations outside its service area in the Carolinas, through subsidiaries. Accordingly, its ability to meet its obligations under the Senior Notes is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Energy. In addition, the rights that Duke Energy and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of Duke Energy's subsidiaries have incurred substantial amounts of debt in the expansion of their businesses, and Duke Energy anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Senior Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Senior Indenture.

General

     The Senior Indenture does not limit the amount of Senior Notes that Duke Energy may issue under it. Duke Energy may issue Senior Notes from time to time under the Senior Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. The form of supplemental indenture to the Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Senior Indenture does not protect the holders of Senior Notes if Duke Energy engages in a highly leveraged transaction.

Provisions Applicable to Particular Series

     The prospectus supplement for a particular series of Senior Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Senior Notes to be offered will be issued. Those terms may include some or all of the following:

     o the title of the series;

     o the total principal amount of the Senior Notes of the series;

     o the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Energy has to change the date on which principal is payable;

     o the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     o any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     o whether Duke Energy may extend the interest payment periods and, if so, the terms of the extension;

     o the place or places where payments will be made;

     o whether Duke Energy has the option to redeem the Senior Notes and, if so, the terms of its redemption option;

     o any obligation that Duke Energy has to redeem the Senior Notes through a sinking fund or to purchase the Senior Notes through a purchase fund or at the option of the holder;

     o whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Senior Notes;

     o the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     o if payments may be made, at Duke Energy's election or at the holder's election, in a currency other than that in which the Senior Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     o the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     o whether the Senior Notes will be issuable as global securities and, if so, the securities depositary;

     o any changes in the events of default or covenants with respect to the Senior Notes;

     o any index or formula used for determining principal, premium or interest;

     o if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

     o the date or dates after which holder may convert the Senior Notes into shares of Duke Energy common stock and the terms for that conversion;

     o the date or dates upon which the Senior Notes will be mandatorily converted into shares of Duke Energy common stock and the terms for that conversion;

     o the terms for the attachment to Senior Notes of rights to purchase or sell common stock or other securities of Duke Energy; and

     o any other terms.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Senior Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Senior Notes. Duke Energy may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Senior Indenture and the limitations applicable to global securities, transfers and exchanges of the Senior Notes may be made at JPMorgan Chase Bank, Institutional Trust Services, 4 New York Plaza, 15th Floor, New York, New York 10004 or at any other office or agency maintained by Duke Energy for such purpose.

     The Senior Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement.

     Duke Energy may offer and sell the Senior Notes, including original issue discount Senior Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Senior Notes that are denominated in a currency other than U.S. dollars.

Global Securities

     Duke Energy may issue some or all of the Senior Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global securities. Duke Energy will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Senior Notes, that person will be considered the sole owner and holder of the global security and the Senior Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     o may not have the global security or any Senior Notes it represents registered in their names;

     o may not receive or be entitled to receive physical delivery of certificated Senior Notes in exchange for the global security; and

     o will not be considered the owners or holders of the global security or any Senior Notes it represents for any purposes under the Senior Notes or the Senior Indenture.

     Duke Energy will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Senior Notes is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of Senior Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     o the securities depositary, with respect to participants' interests; and

     o any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Senior Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     o Duke Energy;

     o the Senior Indenture Trustee; or

     o an agent of either of them.

Redemption

     Provisions relating to the redemption of Senior Notes will be set forth in the applicable prospectus supplement. Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy may redeem Senior Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless Duke Energy states otherwise in the applicable prospectus supplement, that notice may state that the redemption will be conditional upon the Senior Indenture Trustee, or the applicable paying agent, receiving sufficient funds to pay the principal, premium and interest on those Senior Notes on the date fixed for redemption and that if the Senior Indenture Trustee or the applicable paying agent does not receive those funds, the redemption notice will not apply, and Duke Energy will not be required to redeem those Senior Notes.

     Duke Energy will not be required to:

     o issue, register the transfer of, or exchange any Senior Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Senior Notes of that series that have been selected for redemption; or

     o register the transfer of or exchange any Senior Note of that series selected for redemption except the unredeemed portion of a Senior Note being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

     The Senior Indenture provides that Duke Energy may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Energy's obligations under the Senior Indenture and the Senior Notes issued under it, and Duke Energy must deliver to the Senior Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Senior Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Energy under the Senior Indenture, and Duke Energy will be relieved of its obligations under the Senior Indenture and the Senior Notes.

Modification; Waiver

     Duke Energy may modify the Senior Indenture with the consent of the holders of a majority in principal amount of the outstanding Senior Notes of all series of Senior Notes that are affected by the modification, voting as one class. The consent of the holder of each outstanding Senior Note affected is, however, required to:

     o change the maturity date of the principal or any installment of principal or interest on that Senior Note;

     o reduce the principal amount, the interest rate or any premium payable upon redemption on that Senior Note;

     o reduce the amount of principal due and payable upon acceleration of maturity;

     o change the currency of payment of principal, premium or interest on that Senior Note;

     o impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     o reduce the percentage in principal amount of Senior Notes of any series required to modify the Senior Indenture, waive compliance with certain restrictive provisions of the Senior Indenture or waive certain defaults; or

     o with certain exceptions, modify the provisions of the Senior Indenture governing modifications of the Senior Indenture or governing waiver of covenants or past defaults.

In addition, Duke Energy may modify the Senior Indenture for certain other purposes, without the consent of any holders of Senior Notes.

     The holders of a majority in principal amount of the outstanding Senior Notes of any series may waive, for that series, Duke Energy's compliance with certain restrictive provisions of the Senior Indenture, including the covenant described under "Negative Pledge." The holders of a majority in principal amount of the outstanding Senior Notes of all series under the Senior Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Senior Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Senior Note of the series affected.

Events of Default

     The following are events of default under the Senior Indenture with respect to any series of Senior Notes, unless Duke Energy states otherwise in the applicable prospectus supplement:

     o failure to pay principal of or any premium on any Senior Note of that series when due;

     o failure to pay when due any interest on any Senior Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Energy is required to make payment following any deferral of interest payments by it under the terms of Senior Notes that permit such deferrals;

     o failure to make any sinking fund payment when required for any Senior Note of that series that continues for 60 days;

     o failure to perform any covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Senior Indenture Trustee or the holders of at least 33% of the outstanding Senior Notes of that series give Duke Energy written notice of the default; and

     o certain bankruptcy, insolvency or reorganization events with respect to Duke Energy.

In the case of the fourth event of default listed above, the Senior Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Senior Notes of that series, together with the Senior Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Energy has initiated and is diligently pursuing corrective action.

     Duke Energy may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Senior Notes of a series occurs and is continuing, then the Senior Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of that series may declare the principal amount of all Senior Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     o Duke Energy has paid or deposited with the Senior Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Senior Indenture Trustee; and

     o all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     The Senior Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Senior Notes unless those holders have offered the Senior Indenture Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority in principal amount of the outstanding Senior Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Indenture Trustee or the exercise of any power of the Senior Indenture Trustee with respect to those Senior Notes. The Senior Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Senior Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Senior Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Senior Note on its maturity date or redemption date and to enforce those payments.

     Duke Energy is required to furnish each year to the Senior Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Senior Indenture or, if there has been a default, specifying the default and its status.

Payments; Paying Agent

     The paying agent will pay the principal of any Senior Notes only if those Senior Notes are surrendered to it. The paying agent will pay interest on Senior Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Energy states otherwise in the applicable prospectus supplement, the paying agent will pay interest on Senior Notes that are not in global form at its office or, at Duke Energy's option:

     o by wire transfer to an account at a banking institution in the United States that is designated in writing to the Senior Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     o by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Senior Notes.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, the Senior Indenture Trustee will act as paying agent for that series of Senior Notes, and the principal corporate trust office of the Senior Indenture Trustee will be the office through which the paying agent acts. Duke Energy may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Energy has paid to a paying agent for principal or interest on any Senior Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Energy at its request. After repayment to Duke Energy, holders should look only to Duke Energy for those payments.

Negative Pledge

     While any of the Senior Notes remain outstanding, Duke Energy will not create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any of its property, whether owned on or acquired after the date of the Senior Indenture, to secure any indebtedness for borrowed money of Duke Energy, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

     The foregoing restriction does not apply with respect to, among other things:

     o purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that Duke Energy acquired after the date of the Senior Indenture;

     o mortgages, liens, pledges, security interests or other encumbrances existing on any property at the time Duke Energy acquired it, including those which exist on any property of an entity with which Duke Energy is consolidated or merged or which transfers or leases all or substantially all of its properties to Duke Energy;

     o mortgages, liens, pledges, security interests or other encumbrances upon any property of Duke Energy that existed on the date of the initial issuance of the Senior Notes;

     o pledges or deposits to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases to which Duke Energy is a party;

     o liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

     o liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

     o liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

     o liens securing industrial revenue or pollution control bonds;

     o liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of indebtedness of Duke Energy;

     o liens created in connection with, and created to secure, a non-recourse obligation;

     o Bonds issued or to be issued from time to time under Duke Energy's First and Refunding Mortgage, and the "permitted liens" specified in Duke Energy's First and Refunding Mortgage;

     o indebtedness which Duke Energy may issue in connection with its consolidation or merger with or into any other entity, which may be its affiliate, in exchange for or otherwise in substitution for secured indebtedness of that entity, or Third Party Debt, which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prohibits that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prohibits that entity from incurring secured indebtedness;

     o indebtedness of any entity which Duke Energy is required to assume in connection with a consolidation or merger of that entity, with respect to which any property of Duke Energy is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

     o mortgages, liens, pledges, security interests or other encumbrances upon any property that Duke Energy acquired, constructed, developed or improved after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition -- or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later -- to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that Duke Energy owns other than real property that is unimproved up to that time; and

     o the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, Duke Energy may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without Duke Energy equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of indebtedness for borrowed money of Duke Energy that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of Duke Energy's common stockholders' equity as shown on its consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

Defeasance and Covenant Defeasance

     The Senior Indenture provides that Duke Energy may be:

     o discharged from its obligations, with certain limited exceptions, with respect to any series of Senior Notes, as described in the Senior Indenture, such a discharge being called a "defeasance" in this prospectus; and

     o released from its obligations under certain restrictive covenants especially established with respect to any series of Senior Notes, including the covenant described under "Negative Pledge," as described in the Senior Indenture, such a release being called a "covenant defeasance" in this prospectus.

Duke Energy must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Senior Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Senior Notes on the maturity dates of those payments or upon redemption.

     Following a defeasance, payment of the Senior Notes defeased may not be accelerated because of an event of default under the Senior Indenture. Following a covenant defeasance, the payment of Senior Notes may not be accelerated by reference to the covenants from which Duke Energy has been released. A defeasance may occur after a covenant defeasance.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Senior Notes in which holders of those Senior Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Energy urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Under current United States federal income tax law, unless accompanied by other changes in the terms of the Senior Notes, a covenant defeasance should not be treated as a taxable exchange.

Concerning the Senior Indenture Trustee

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Senior Indenture Trustee and is also the trustee under Duke Energy's Subordinated Indenture and the trustee under Duke Energy's First and Refunding Mortgage. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Senior Indenture Trustee will perform only those duties that are specifically set forth in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Senior Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

                  DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

     Duke Energy will issue the Junior Subordinated Notes in one or more series under its Subordinated Indenture dated as of December 1, 1997 between Duke Energy and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time. The Subordinated Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Junior Subordinated Notes are unsecured obligations of Duke Energy and are junior in right of payment to "Senior Indebtedness" of Duke Energy. You will find a description of the subordination provisions of the Junior Subordinated Notes, including a description of Senior Indebtedness of Duke Energy, under "Subordination."

     Duke Energy conducts its non-electric operations, and certain of its electric operations outside its service area in the Carolinas, through subsidiaries. Accordingly, its ability to meet its obligations under the Junior Subordinated Notes is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Energy. In addition, the rights that Duke Energy and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of Duke Energy's subsidiaries have incurred substantial amounts of debt in the expansion of their businesses and Duke Energy anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Junior Subordinated Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Subordinated Indenture.

General

     The Subordinated Indenture does not limit the amount of Subordinated Notes, including Junior Subordinated Notes, that Duke Energy may issue under it. Duke Energy may issue Subordinated Notes, including Junior Subordinated Notes, from time to time under the Subordinated Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. Two forms of supplemental indenture to the Subordinated Indenture (one with respect to Junior Subordinated Notes initially issued to a Trust and the other with respect to Junior Subordinated Notes initially issued to the public) are exhibits to the registration statement, of which this prospectus is a part.

     The Junior Subordinated Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Subordinated Indenture does not protect the holders of Junior Subordinated Notes if Duke Energy engages in a highly leveraged transaction.

Provisions Applicable to Particular Series

     The prospectus supplement for a particular series of Junior Subordinated Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Junior Subordinated Notes to be offered will be issued. Those terms may include some or all of the following:

     o the title of the series;

     o the total principal amount of the Junior Subordinated Notes of the series;

     o the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Energy has to change the date on which principal is payable;

     o the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     o any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     o whether Duke Energy may extend the interest payment periods and, if so, the terms of the extension;

     o the place or places where payments will be made;

     o whether Duke Energy has the option to redeem the Junior Subordinated Notes and, if so, the terms of its redemption option;

     o any obligation that Duke Energy has to redeem the Junior Subordinated Notes through a sinking fund or to purchase the Junior Subordinated Notes through a purchase fund or at the option of the holder;

     o whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Junior Subordinated Notes;

     o the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     o if payments may be made, at Duke Energy's election or at the holder's election, in a currency other than that in which the Junior Subordinated Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     o the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     o whether the Junior Subordinated Notes will be issuable as global securities and, if so, the securities depositary;

     o any changes in the events of default or covenants with respect to the Junior Subordinated Notes;

     o any index or formula used for determining principal, premium or interest;

     o if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

     o the subordination of the Junior Subordinated Notes to any other of Duke Energy's indebtedness, including other series of Subordinated Notes;

     o the date or dates after which holder may convert the Junior Subordinated Notes into shares of Duke Energy common stock and the terms for that conversion;

     o the date or dates upon which the Junior Subordinated Notes will be mandatorily converted into shares of Duke Energy common stock and the terms for that conversion;

     o the terms for the attachment to Junior Subordinated Notes of rights to purchase or sell common stock or other securities of Duke Energy; and

     o any other terms.

     The interest rate and interest and other payment dates of each series of Junior Subordinated Notes issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Preferred Securities of that Trust.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Junior Subordinated Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Junior Subordinated Notes. Duke Energy may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Subordinated Indenture and the limitations applicable to global securities, transfers and exchanges of the Junior Subordinated Notes may be made at JPMorgan Chase Bank, Institutional Trust Services, 4 New York Plaza, 15th Floor, New York, New York 10004 or at any other office maintained by Duke Energy for such purpose.

     The Junior Subordinated Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement.

     Duke Energy may offer and sell the Junior Subordinated Notes, including original issue discount Junior Subordinated Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Junior Subordinated Notes that are denominated in a currency other than U.S. dollars.

Global Securities

     Duke Energy may issue some or all of the Junior Subordinated Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. Duke Energy will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Junior Subordinated Notes, that person will be considered the sole owner and holder of the global security and the Junior Subordinated Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     o may not have the global security or any Junior Subordinated Notes it represents registered in their names;

     o may not receive or be entitled to receive physical delivery of certificated Junior Subordinated Notes in exchange for the global security; and

     o will not be considered the owners or holders of the global security or any Junior Subordinated Notes it represents for any purposes under the Junior Subordinated Notes or the Subordinated Indenture.

     Duke Energy will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Junior Subordinated Notes is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Junior Subordinated Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     o the securities depositary, with respect to participants' interests; and

     o any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Junior Subordinated Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     o Duke Energy;

     o the Subordinated Indenture Trustee;

     o the Trust (if the Junior Subordinated Notes are issued to a Trust); or

     o any agent of any of them.

Redemption

     Provisions relating to the redemption of Junior Subordinated Notes will be set forth in the applicable prospectus supplement. Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy may redeem Junior Subordinated Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption.

     Duke Energy will not be required to:

     o issue, register the transfer of, or exchange any Junior Subordinated Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Junior Subordinated Notes of that series that have been selected for redemption; or

     o register the transfer of or exchange any Junior Subordinated Note of that series selected for redemption except the unredeemed portion of a Junior Subordinated Note being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

     The Subordinated Indenture provides that Duke Energy may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Energy's obligations under the Subordinated Indenture and the Subordinated Notes, including the Junior Subordinated Notes, and Duke Energy must deliver to the Subordinated Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Subordinated Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Energy under the Subordinated Indenture, and Duke Energy will be relieved of its obligations under the Subordinated Indenture and any Subordinated Notes, including the Junior Subordinated Notes.

Modification; Waiver

     Duke Energy may modify the Subordinated Indenture with the consent of the holders of a majority in principal amount of the outstanding Subordinated Notes of all series that are affected by the modification, voting as one class. The consent of the holder of each outstanding Subordinated Note affected is, however, required to:

     o change the maturity date of the principal or any installment of principal or interest on that Subordinated Note;

     o reduce the principal amount, the interest rate or any premium payable upon redemption on that Subordinated Note;

     o reduce the amount of principal due and payable upon acceleration of maturity;

     o change the currency of payment of principal, premium or interest on that Subordinated Note;

     o impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     o reduce the percentage in principal amount of Subordinated Notes of any series required to modify the Subordinated Indenture, waive compliance with certain restrictive provisions of the Subordinated Indenture or waive certain defaults; or

     o with certain exceptions, modify the provisions of the Subordinated Indenture governing modifications of the Subordinated Indenture or governing waiver of covenants or past defaults.

In addition, Duke Energy may modify the Subordinated Indenture for certain other purposes, without the consent of any holders of Subordinated Notes, including Junior Subordinated Notes.

     The holders of a majority in principal amount of the outstanding Junior Subordinated Notes of any series may waive, for that series, Duke Energy's compliance with certain restrictive provisions of the Subordinated Indenture. The holders of a majority in principal amount of the outstanding Subordinated Notes of all series under the Subordinated Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Subordinated Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Subordinated Note of the series affected.

     Duke Energy may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

Events of Default

     The following are events of default under the Subordinated Indenture with respect to any series of Junior Subordinated Notes, unless Duke Energy states otherwise in the applicable prospectus supplement:

     o failure to pay principal of or any premium on any Junior Subordinated Note of that series when due;

     o failure to pay when due any interest on any Junior Subordinated Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Energy is required to make payment following any deferral of interest payments by it under the terms of Junior Subordinated Notes that permit such deferrals;

     o failure to make any sinking fund payment when required for any Junior Subordinated Note of that series that continues for 60 days;

     o failure to perform any covenant in the Subordinated Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Subordinated Indenture Trustee or the holders of at least 33% of the outstanding Junior Subordinated Notes of that series give Duke Energy written notice of the default; and

     o certain bankruptcy, insolvency or reorganization events with respect to Duke Energy.

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

In the case of the fourth event of default listed above, the Subordinated Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Junior Subordinated Notes of that series, together with the Subordinated Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Energy has initiated and is diligently pursuing corrective action.

     Duke Energy may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Junior Subordinated Notes of a series occurs and is continuing, then the Subordinated Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Junior Subordinated Notes of that series may declare the principal amount of all Junior Subordinated Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     o Duke Energy has paid or deposited with the Subordinated Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Subordinated Indenture Trustee; and

     o all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     In the case of Junior Subordinated Notes issued to a Trust, a holder of Preferred Securities may institute a legal proceeding directly against Duke Energy, without first instituting a legal proceeding against the Property Trustee of the Trust by which those Preferred Securities were issued or any other person or entity, for enforcement of payment to that holder of principal or interest on an equivalent amount of Junior Subordinated Notes of the related series on or after the due dates specified in those Junior Subordinated Notes.

     The Subordinated Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Junior Subordinated Notes unless those holders have offered the Subordinated Indenture Trustee security or indemnity against the costs, expenses and liabilities that it might incur as a result. The holders of a majority in principal amount of the outstanding Junior Subordinated Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Subordinated Indenture Trustee or the exercise of any power of the Subordinated Indenture Trustee with respect to those Junior Subordinated Notes. The Subordinated Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Subordinated Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Junior Subordinated Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Junior Subordinated Note on its maturity date or redemption date and to enforce those payments.

     Duke Energy is required to furnish each year to the Subordinated Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Subordinated Indenture or, if there has been a default, specifying the default and its status.

Payments; Paying Agent

     The paying agent will pay the principal of any Junior Subordinated Notes only if those Junior Subordinated Notes are surrendered to it. The paying agent will pay interest on Junior Subordinated Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Energy states

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

otherwise in the applicable prospectus supplement, the paying agent will pay interest on Junior Subordinated Notes that are not in global form at its office or, at Duke Energy's option:

     o by wire transfer to an account at a banking institution in the United States that is designated in writing to the Subordinated Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     o by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Junior Subordinated Notes.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, the Subordinated Indenture Trustee will act as paying agent for that series of Junior Subordinated Notes, and the principal corporate trust office of the Subordinated Indenture Trustee will be the office through which the paying agent acts. Duke Energy may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Energy has paid to a paying agent for principal or interest on any Junior Subordinated Notes that remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Energy at its request. After repayment to Duke Energy, holders should look only to Duke Energy for those payments.

Defeasance and Covenant Defeasance

     The Subordinated Indenture provides that Duke Energy may be:

     o discharged from its obligations, with certain limited exceptions, with respect to any series of Junior Subordinated Notes, as described in the Subordinated Indenture, such a discharge being called a "defeasance" in this prospectus; and

     o released from its obligations under certain restrictive covenants especially established with respect to a series of Junior Subordinated Notes, as described in the Subordinated Indenture, such a release being called a "covenant defeasance" in this prospectus.

     Duke Energy must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Subordinated Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Junior Subordinated Notes on the maturity dates of those payments or upon redemption. Following a defeasance, payment of the Junior Subordinated Notes defeased may not be accelerated because of an event of default under the Subordinated Indenture.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Junior Subordinated Notes in which holders of those Junior Subordinated Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Energy urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Junior Subordinated Notes issued to a Trust will not be subject to covenant defeasance.

Subordination

     Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

     o Duke Energy makes a payment or distribution of any of its assets to creditors upon its dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

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

     o a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

     o the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on the Senior Indebtedness, or Duke Energy will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes.

     "Senior Indebtedness" means, with respect to any series of Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

     o all of Duke Energy's indebtedness that is evidenced by notes, debentures, bonds or other securities Duke Energy sells for money or other obligations for money borrowed;

     o all indebtedness of others of the kinds described in the preceding category which Duke Energy has assumed or guaranteed or which Duke Energy has in effect guaranteed through an agreement to purchase, contingent or otherwise; and

     o all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

     Any such indebtedness, renewal, extension or refunding, however, will not be Senior Indebtedness if the instrument creating or evidencing it or the assumption or guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Junior Subordinated Notes. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

     Future series of Subordinated Notes that are not Junior Subordinated Notes may rank senior to outstanding series of Junior Subordinated Notes and would constitute Senior Indebtedness with respect to those series.

     The Subordinated Indenture does not limit the amount of Senior Indebtedness that Duke Energy may issue. As of June 30, 2003, Duke Energy's Senior Indebtedness totaled approximately $5,888,000,000.

Concerning the Subordinated Indenture Trustee

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Subordinated Indenture Trustee and is also the Senior Indenture Trustee and the trustee under Duke Energy's First and Refunding Mortgage. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Subordinated Indenture Trustee will perform only those duties that are specifically set forth in the Subordinated Indenture unless an event of default under the Subordinated Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Subordinated Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

             DESCRIPTION OF THE FIRST AND REFUNDING MORTGAGE BONDS

     Duke Energy will issue the First and Refunding Mortgage Bonds in one or more series under its First and Refunding Mortgage, dated as of December 1, 1927, to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented and amended. The First and Refunding Mortgage is sometimes called the "Mortgage" and the First and Refunding Mortgage Bonds are sometimes called the

"Bonds" in this prospectus. The trustee under the Mortgage is sometimes called the "Bond Trustee" in this prospectus. The Mortgage is an exhibit to the registration statement, of which this prospectus is a part.

     The following description of the Bonds is only a summary and is not intended to be comprehensive. For additional information you should refer to the Mortgage.

General

     The amount of Bonds that Duke Energy may issue under the Mortgage is unlimited. Duke Energy's Board of Directors will determine the terms of each series of Bonds, including denominations, maturity, interest rate and payment terms and whether the series will have redemption or sinking fund provisions or will be convertible into shares of common stock or other securities of Duke Energy. The Bonds may also be issued as part of the medium term note series established under the Mortgage.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Bonds only in fully registered form without coupons and there will be no service charge for any transfers and exchanges of the Bonds. Duke Energy may, however, require payment to cover any stamp tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the Bonds may be made at JPMorgan Chase Bank, Institutional Trust Services, 4 New York Plaza, 15th Floor, New York, New York 10004 or at any other office maintained by Duke Energy for such purpose.

     The Bonds will be issuable in denominations of $1,000 and multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement. The Bonds will be exchangeable for an equivalent principal amount of Bonds of other authorized denominations of the same series.

     The prospectus supplement for a particular series of Bonds will describe the maturity, interest rate and payment terms of those Bonds and any relevant redemption or sinking fund provisions.

Security

     The Mortgage creates a continuing lien to secure the payment of principal and interest on the Bonds. All the Bonds are equally and ratably secured without preference, priority or distinction. With some exceptions, the lien of the Mortgage covers substantially all of Duke Energy's properties, real, personal and mixed, and Duke Energy's franchises, including properties acquired after the date of the Mortgage and the date hereof. Those exceptions include cash, accounts receivable, inventories of materials and supplies, merchandise held for sale, securities that Duke Energy holds, after-acquired property not useful in Duke Energy's electric business, after-acquired franchises and after-acquired non-electric properties.

     We have not made any appraisal of the value of the properties subject to the lien. The value of the properties in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. In the event of liquidation, if the proceeds were not sufficient to repay amounts under all of the Bonds then outstanding, then holders of the Bonds, to the extent not repaid from the proceeds of the sale of the collateral, would only have an unsecured claim against our remaining assets. As of June 30, 2003, we had total senior secured indebtedness of approximately $1,290 million and total senior unsecured indebtedness of approximately $4,599 million.

     The lien of the Mortgage is subject to certain permitted liens and to liens that exist upon properties that Duke Energy acquired after it entered into the Mortgage to the extent of the amounts of prior lien bonds secured by those properties (not, however, exceeding 75% of the cost or value of those properties) and additions to those properties. "Prior lien bonds" are bonds or other indebtedness that are secured at the time of acquisition by a lien upon property that Duke Energy acquires after the date of the Mortgage that becomes subject to the lien of the Mortgage.

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

Issuance of Additional Bonds

     If Duke Energy satisfies the conditions in the Mortgage, the Bond Trustee may authenticate and deliver additional Bonds in an aggregate principal amount not exceeding:

     o the amount of cash that Duke Energy has deposited with the Bond Trustee for that purpose;

     o the amount of previously authenticated and delivered Bonds or refundable prior lien bonds that have been or are to be retired which, with some exceptions, Duke Energy has deposited with the Bond Trustee for that purpose; or

     o 66 2/3% of the aggregate of the net amounts of additional property (electric) certified to the Bond Trustee after February 18, 1949.

     The Bond Trustee may not authenticate and deliver any additional Bonds under the Mortgage, other than some types of refunding Bonds, unless Duke Energy's available net earnings for twelve consecutive calendar months within the immediately preceding fifteen calendar months have been at least twice the amount of the annual interest charges on all Bonds outstanding under the Mortgage, including the Bonds proposed to be issued, and on all outstanding prior lien bonds that the Bond Trustee does not hold under the Mortgage.

     Duke Energy may not apply to the Bond Trustee to authenticate and deliver any Bonds (1) in an aggregate principal amount exceeding $26,000,000 on the basis of additional property (electric) that Duke Energy acquired or constructed prior to January 1, 1949 or (2) on the basis of Bonds or prior lien bonds paid, purchased or redeemed prior to February 1, 1949. Duke Energy may not certify any additional property (electric) which is subject to the lien of any prior lien bonds for the purpose of establishing those prior lien bonds as refundable if the aggregate principal amount of those prior lien bonds exceeds 66 2/3% of the net amount of the additional property that is subject to the lien of such prior lien bonds.

Release Provisions

     The Mortgage permits Duke Energy to dispose of certain property and to take other actions without the Bond Trustee releasing that property. The Mortgage also permits the release of mortgaged property if Duke Energy deposits cash or other consideration equal to the value of the mortgaged property to be released. In certain events and within certain limitations, the Bond Trustee is required to pay out cash that the Bond Trustee receives -- other than for the Replacement Fund or as the basis for issuing Bonds -- upon Duke Energy's application.

     Duke Energy may withdraw cash that it deposited with the Bond Trustee as the basis for issuing Bonds in an amount equal to the principal amount of any Bonds that it is entitled to have authenticated and delivered on the basis of additional property (electric), on the basis of Bonds previously authenticated and delivered or on the basis of refundable prior lien bonds.

Replacement Fund

     The Mortgage requires Duke Energy to deposit with the Bond Trustee annually, for the Replacement Fund established under the Mortgage, the sum of the "replacement requirements" for all years beginning with 1949 and ending with the last calendar year preceding the deposit date, less certain deductions. Those deductions are (1) the aggregate original cost of all fixed property (electric) retired during that time period, not exceeding the aggregate of the gross amounts of additional property (electric) that Duke Energy acquired or constructed during the same period, and (2) the aggregate amount of cash that Duke Energy deposited with the Bond Trustee up to that time, or that Duke Energy would have been required to deposit except for permitted reductions, under the Replacement Fund.

     The "replacement requirement" for any year is 2 1/2% of the average "amount of depreciable fixed property" (electric) owned by Duke Energy at the beginning and end of that year, not exceeding, however, the amount Duke Energy is permitted to charge as an operating expense for depreciation or retirement by any governmental authority, or the amount deductible as depreciation or similar expense for federal income tax purposes. The "amount of depreciable fixed property" (electric) is the amount by which the sum of

$192,913,385 plus the aggregate gross amount of all depreciable additional property (electric) that Duke Energy acquired or constructed from January 1, 1949 to the date as of which such amount is determined exceeds the original cost of all of Duke Energy's depreciable fixed property (electric) retired during that period or released from the lien of the Mortgage.

     Duke Energy may reduce the amount of cash at any time required to be deposited in the Replacement Fund and may withdraw any cash that it previously deposited that is held in the Replacement Fund:

     o in an amount equal to 150% of the principal amount of Bonds previously authenticated and delivered under the Mortgage, or refundable prior lien bonds, deposited with the Bond Trustee and on the basis of which Duke Energy would otherwise have been entitled to have additional Bonds authenticated and delivered; and

     o in an amount equal to 150% of the principal amount of Bonds which Duke Energy would otherwise be entitled to have authenticated and delivered on the basis of additional property (electric).

     Upon Duke Energy's application, the Bond Trustee will apply cash that Duke Energy deposited in the Replacement Fund and has not previously withdrawn to the payment, purchase or redemption of Bonds issued under the Mortgage or to the purchase of refundable prior lien bonds.

     Duke Energy has never deposited any cash with the Bond Trustee for the Replacement Fund. If Duke Energy deposits any cash in the future, it has agreed not to apply that cash to the redemption of the Bonds as long as any Bonds then outstanding remain outstanding.

Amendments of the Mortgage

     Duke Energy may amend the Mortgage with the consent of the holders of 66 2/3% in principal amount of the Bonds, except that no such amendment may:

     o affect the terms of payment of principal at maturity or of interest or premium on any Bond;

     o affect the rights of Bondholders to sue to enforce any such payment at maturity; or

     o reduce the percentage of Bonds required to consent to an amendment.

     No amendment may affect the rights under the Mortgage of the holders of less than all of the series of Bonds outstanding unless the holders of 66 2/3% in principal amount of the Bonds of each series affected consent to the amendment.

     The covenants included in the supplemental indenture for any series of Bonds to be issued will be solely for the benefit of the holders of those Bonds. Duke Energy may modify any such covenant only with the consent of the holders of 66 2/3% in principal amount of those Bonds outstanding, without the consent of Bondholders of any other series.

Events of Default

     The Bond Trustee may, and at the written request of the holders of a majority in principal amount of the outstanding Bonds will, declare the principal of all outstanding Bonds due when any event of default under the Mortgage occurs. The holders of a majority in principal amount of the outstanding Bonds may, however, waive the default and rescind the declaration if Duke Energy cures the default.

     Events of default under the Mortgage include:

     o default in the payment of principal;

     o default for 60 days in the payment of interest;

     o default in the performance of any other covenant in the Mortgage continuing for 60 days after the Bond Trustee or the holders of not less than 10% in principal amount of the Bonds then outstanding give notice of the default;

     o Duke Energy is adjudicated insolvent or bankrupt by decree of a court or a receiver is appointed of all or any substantial part of the mortgaged property in an insolvency or bankruptcy proceeding and the order or decree remains unstayed and in effect for 60 days; and

     o Duke Energy files a petition in voluntary bankruptcy, makes an assignment for the benefit of creditors or consents to the appointment of a receiver of all or any substantial part of the mortgaged property or to any adjudication of insolvency or bankruptcy.

     Duke Energy provides a statement by its officers each year to the Bond Trustee stating whether it has complied with the covenants of the Mortgage.

Concerning the Bond Trustee

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Bond Trustee and is also the Senior Indenture Trustee and the Subordinated Indenture Trustee. Duke Energy and some of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of some of its affiliates are outstanding.

     The Bond Trustee is under no obligation to exercise any of its powers at the request of any of the holders of the Bonds unless those Bondholders have offered to the Bond Trustee security or indemnity satisfactory to it against the cost, expenses and liabilities it might incur as a result. The holders of a majority in principal amount of the Bonds outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Bond Trustee, or the exercise of any trust or power of the Bond Trustee. The Bond Trustee will not be liable for any action that it takes or omits to take in good faith in accordance with any such direction.

                        DESCRIPTION OF THE COMMON STOCK

     The following description of Duke Energy's Common Stock is only a summary and is not intended to be comprehensive. For additional information you should refer to the applicable provisions of the North Carolina Business Corporation Act and Duke Energy's Restated Articles of Incorporation (Articles) and By-Laws. The Articles and By-Laws are exhibits to the registration statement, of which this prospectus is a part.

General

     Duke Energy is authorized to issue up to 2,000,000,000 shares of Common Stock. At June 30, 2003, approximately 904,000,000 shares of Common Stock were outstanding. Duke Energy is also authorized to issue up to 12,500,000 shares of Preferred Stock, 10,000,000 shares of Preferred Stock A, 20,000,000 shares of Serial Preferred Stock and 1,500,000 shares of Preference Stock. At June 30, 2003, approximately 1,404,984 shares of Preferred Stock, 1,257,185 shares of Preferred Stock A and no shares of Serial Preferred Stock or Preference Stock were outstanding. The Preferred Stock, Preferred Stock A, Serial Preferred Stock and Preference Stock together are sometimes called the "Preferred Stocks."

Dividends

     Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from legally available funds but only if full dividends on all outstanding series of the Preferred Stocks for the then current and all prior dividend periods and any required sinking fund payments with respect to any outstanding series of such securities have been paid or provided for.

Voting Rights

     Subject to the rights, if any, of the holders of the Preferred Stocks that may be outstanding or as otherwise provided by law, the holders of Common Stock have exclusive voting rights, each share being entitled to one vote. Holders of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

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

     Whenever dividends on any part of any outstanding Preferred Stock or Preferred Stock A are in arrears in an amount equivalent to the total dividends required to be paid on that Preferred Stock or Preferred Stock A in any period of 12 calendar months, the holders of the Preferred Stock as a class have the exclusive right to elect a majority of the authorized number of directors and the holders of the Preferred Stock A as a class have the exclusive right to elect two directors. Those rights cease whenever Duke Energy pays all accrued and unpaid dividends in full. Whenever six quarterly dividends on any outstanding series of the Preference Stock are in arrears or any required sinking fund payments are in default, the holders of the Preference Stock as a class have the exclusive right to elect two directors. This right ceases whenever all dividends and required sinking fund obligations in default have been paid in full or provided for. In addition, the consent of the holders of specified percentages of any outstanding Preferred Stock, Preferred Stock A or Preference Stock, or some or all of the holders of such classes, is required in connection with certain increases in authorized amounts of or changes in stock senior to the Common Stock or in connection with any sale of substantially all of Duke Energy's assets or certain mergers.

     The holders of the Serial Preferred Stock will have such voting rights as a series or otherwise with respect to the election of directors or otherwise as may be fixed by the Board of Directors at the time of the creation of the series, in addition to any voting rights provided by law.

Rights Upon Liquidation

     The holders of Common Stock are entitled in liquidation to share ratably in the assets of Duke Energy after payment of all debts and liabilities and after required preferential payments to the holders of outstanding Preferred Stocks.

Miscellaneous

     The outstanding shares of Common Stock are, and the shares of Common Stock sold hereunder will be, upon payment for them, fully paid and nonassessable. Holders of Common Stock have no preemptive rights and no conversion rights. The Common Stock is not subject to redemption and is not entitled to the benefit of any sinking fund provisions.

     If so provided by the Board of Directors at the time of creation of any series of Serial Preferred Stock, the shares of such series may be convertible or exchangeable into shares of Common Stock or other securities of Duke Energy or of any other corporation or other entity, upon terms fixed at the time of creation of the series.

Transfer Agent and Registrar

     Duke Energy acts as transfer agent and registrar for the Common Stock.

Preference Stock Purchase Rights

     Each share of Common Stock has attached to it a Preference Stock Purchase Right. The Rights initially are represented only by the certificates for the shares of Common Stock and will not trade separately from those shares unless and until:

     o ten days after it is publicly announced that a person or group (with certain exceptions) has acquired, or has obtained the right to acquire, the beneficial ownership of 15% or more of the outstanding Common Stock (an "acquiring person"); or

     o ten business days (or a later date determined by Duke Energy's Board of Directors) after the date a person or group commences, or public announcement is made that the person or group intends to commence, a tender or exchange offer that would result in the person or group becoming an acquiring person.

If and when the Rights separate, each Right will entitle the holder to purchase 1/10,000 of a share of Duke Energy's Series A Participating Preference Stock for an exercise price that is presently $190.

     In the event that a person or group becomes an acquiring person, each Right (except for Rights beneficially owned by the acquiring person or its transferees, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Common Stock having a market value of twice the exercise price. Also, if, after ten days following the date of the announcement that a person or group has become an acquiring person:

     o Duke Energy is involved in a merger or similar form of business combination in which Duke Energy is not the surviving corporation or in which Duke Energy is the surviving corporation but the Common Stock is changed or exchanged; or

     o more than 50% of Duke Energy's assets or earning power is sold or transferred;

then each Right (except for voided Rights) will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the acquiring company having a value of twice the exercise price. If any person or group acquires from 15% to but excluding 50% of the outstanding Common Stock, Duke Energy's Board of Directors may, at its option, exchange each outstanding Right (except for those held by an acquiring person or its transferees) for one share of Common Stock or 1/10,000 of a share of Series A Participating Preference Stock.

     Duke Energy's Board of Directors may redeem the Rights for $0.01 per Right prior to ten business days after the date of the public announcement that a person or group has become an acquiring person.

     The Rights will not prevent a takeover of Duke Energy. However, the existence of the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Board of Directors first redeems those Rights.

Certain Anti-Takeover Matters

     Duke Energy's Articles and By-Laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. Those provisions include:

 Classified Board of Directors; Removal of Directors; Vacancies

     Duke Energy's Articles provide for a Board of Directors divided into three classes, with one class being elected each year to serve for a three-year term. As a result, at least two annual meetings of shareholders may be required for shareholders to change a majority of the Board of Directors. Duke Energy's shareholders may remove directors only for cause. Vacancies and newly created directorships on the Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, and no decrease in the number of directors may shorten the term of an incumbent director. The classification of directors and the inability of shareholders to remove directors without cause and to fill vacancies and newly created directorships on the Board of Directors will make it more difficult to change the composition of the Board of Directors, but will promote continuity of existing management.

 Advance Notice Requirements

     Duke Energy's By-Laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of persons for election as directors or new business to be brought before annual meetings of shareholders. These procedures provide that shareholders must give timely notice of such proposals in writing to the Secretary of Duke Energy. Generally, to be timely with respect to an annual meeting of shareholders, notice must be received at Duke Energy's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the By-Laws.

 Special Meetings of Shareholders

     Neither the Articles nor the By-Laws of Duke Energy give shareholders the right to call a special meeting of shareholders. The By-Laws provide that special meetings of shareholders may be called only by the Board of Directors or the Chairman of the Board.

 Amendment of Charter and By-Laws

     Duke Energy's Articles require the approval of not less than 80% of the voting power of all outstanding shares of Common Stock to amend provisions relating to the minimum and maximum size of the Board of Directors, the classification of the Board of Directors, the removal of directors, the filling of vacancies and

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newly created directorships on the Board of Directors and the requirement that a decrease in the number of directors constituting the Board of Directors may not shorten the term of any incumbent director. Duke Energy's Articles also require the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of stock of all classes entitled to vote generally in the election of directors, voting together as a single class, for the shareholders to adopt, amend or repeal any provisions in the By-Laws. This voting requirement also applies to any amendment or repeal of this provision or the adoption of any provision inconsistent with it. These amendment provisions will make it more difficult to dilute the anti-takeover effects of Duke Energy's Articles and By-Laws.

 Serial Preferred Stock

     Serial Preferred Stock can be, and has been, used by corporations specifically for anti-takeover purposes. For example, shares of Serial Preferred Stock can be privately placed with purchasers who support a board of directors in opposing a tender offer or other hostile takeover bid, or can be issued to dilute the stock ownership and voting power of a third party seeking a merger or other extraordinary corporate transaction. Under these and similar circumstances, the Serial Preferred Stock can serve to perpetuate incumbent management and can adversely affect shareholders who may want to participate in the tender offer or other transaction.

     Duke Energy's Board of Directors has adopted resolutions that state that the Serial Preferred Stock:

     a) not be used for the principal purpose of acting as an anti-takeover device without shareholder approval; and

     b) not be given supermajority voting rights except possibly with respect to proposed amendments to the Articles of Incorporation altering materially existing provisions of the Serial Preferred Stock or creating, or increasing the authorized amount of, any class of stock ranking, as to dividend or assets, prior to the Serial Preferred Stock.

                  DESCRIPTION OF THE STOCK PURCHASE CONTRACTS
                          AND THE STOCK PURCHASE UNITS

     Duke Energy may issue stock purchase contracts representing contracts obligating holders to purchase from Duke Energy, and Duke Energy to sell to the holders, a specified number of shares of Common Stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates. The price per share of Common Stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

     The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either:

     o Senior Notes, Junior Subordinated Notes or other debt securities of Duke Energy or one of its subsidiaries;

     o debt obligations of third parties, including U.S. Treasury securities; or

     o Preferred Securities or trust preferred securities issued by trusts, all of whose common securities are owned by Duke Energy or by subsidiaries of Duke Energy,

securing the holder's obligations to purchase the Common Stock under the stock purchase contracts.

     The stock purchase contracts may require Duke Energy to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances Duke Energy may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the stock purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of such stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     Each Trust may issue only one series of Preferred Securities. The Trust Agreement of each Trust will authorize the Administrative Trustees to issue the Preferred Securities of that Trust on behalf of that Trust. For additional information you should refer to the applicable Trust Agreement. The form of Trust Agreement is an exhibit to the registration statement, of which this prospectus is a part.

     The prospectus supplement for a particular series of Preferred Securities being offered will disclose the specific terms related to the offering, including the price or prices at which the Preferred Securities to be offered will be issued. Those terms will include some or all of the following:

     o the title of the series;

     o the number of Preferred Securities of the series;

     o the yearly distribution rate, or the method of determining that rate, and the date or dates on which distributions will be payable;

     o the date or dates, or method of determining the date or dates, from which distributions will be cumulative;

     o the amount that will be paid out of the assets of the Trust to the holders of the Preferred Securities upon the voluntary or involuntary dissolution, winding-up or termination of the Trust;

     o any obligation that the Trust has to purchase or redeem the Preferred Securities, and the price at which, the period within which, and the terms and conditions upon which the Trust will purchase or redeem them;

     o any voting rights of the Preferred Securities that are in addition to those legally required, including any right that the holders of the Preferred Securities have to approve certain actions under or amendments to the Trust Agreement;

     o any right that the Trust has to defer distributions on the Preferred Securities in the event that Duke Energy extends the interest payment period on the related Junior Subordinated Notes; and

     o any other rights, preferences, privileges, limitations or restrictions upon the Preferred Securities of the series.

     Duke Energy will guarantee each series of Preferred Securities to the extent described below under the caption "Description of the Guarantees."

     The applicable prospectus supplement will describe any material United States federal income tax considerations that apply to the Preferred Securities.

                         DESCRIPTION OF THE GUARANTEES

     Duke Energy will execute the Guarantees from time to time for the benefit of the holders of the Preferred Securities of the respective Trusts. JPMorgan Chase Bank will act as Guarantee Trustee under each Guarantee. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the Preferred Securities to which it relates.

     The following description of the Guarantees is only a summary and is not intended to be comprehensive. The form of Guarantee is an exhibit to the registration statement, of which this prospectus is a part.

General

     Duke Energy will irrevocably and unconditionally agree under each Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in that Guarantee, to the holders of the Preferred Securities to which the Guarantee relates, to the extent that the Guarantee Payments are not paid by or on behalf of the related Trust. Duke Energy is required to pay the Guarantee Payments to the extent specified in the relevant Guarantee regardless of any defense, right of set-off or counterclaim that Duke Energy may have or may assert against any person.

     The following payments and distributions on the Preferred Securities of a Trust are Guarantee Payments:

     o any accrued and unpaid distributions required to be paid on the Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

     o the redemption price for any Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

     o upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Notes to the holders of Trust Securities of the Trust or the redemption of all the Preferred Securities of the Trust, the lesser of:

      o the sum of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

      o the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities of the Trust in liquidation of the Trust.

     Duke Energy may satisfy its obligation to make a Guarantee Payment by making that payment directly to the holders of the related Preferred Securities or by causing the Trust to make the payment to those holders.

     Each Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the related Preferred Securities from the time of issuance of those Preferred Securities, except that the Guarantee will apply to the payment of distributions and other payments on the Preferred Securities only when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

     IF DUKE ENERGY DOES NOT MAKE THE REQUIRED PAYMENTS ON THE JUNIOR SUBORDINATED NOTES THAT THE PROPERTY TRUSTEE HOLDS UNDER A TRUST, THAT TRUST WILL NOT MAKE THE RELATED PAYMENTS ON ITS PREFERRED SECURITIES.

Subordination

     Duke Energy's obligations under each Guarantee will be unsecured obligations of Duke Energy. Those obligations will rank:

     o subordinate and junior in right of payment to all of Duke Energy's other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

     o equal in priority with Duke Energy's Preferred Stock and Preferred Stock A and similar guarantees; and

     o senior to Duke Energy's Common Stock.

     Duke Energy has Preferred Stock and Preferred Stock A outstanding that will rank equal in priority with the Guarantees and has Common Stock outstanding that will rank junior to the Guarantees.

     Each Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against Duke Energy, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity.

     The terms of the Preferred Securities will provide that each holder of the Preferred Securities, by accepting those Preferred Securities, agrees to the subordination provisions and other terms of the related Guarantee.

Amendments and Assignment

     Duke Energy may amend each Guarantee without the consent of any holder of the Preferred Securities to which that Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. Duke Energy may otherwise amend each Guarantee with the approval of the holders of at least 66 2/3% of the outstanding Preferred Securities to which that Guarantee relates.

Termination

     Each Guarantee will terminate and be of no further effect when:

     o the redemption price of the Preferred Securities to which the Guarantee relates is fully paid;

     o Duke Energy distributes the related Junior Subordinated Notes to the holders of those Preferred Securities; or

     o the amounts payable upon liquidation of the related Trust are fully paid.

     Each Guarantee will remain in effect or will be reinstated if at any time any holder of the related Preferred Securities must restore payment of any sums paid to that holder with respect to those Preferred Securities or under that Guarantee.

Events of Default

     An event of default will occur under any Guarantee if Duke Energy fails to perform any of its payment obligations under that Guarantee. The holders of a majority of the Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Preferred Securities of that series. The Guarantee Trustee is obligated to enforce the Guarantee for the benefit of the holders of the Preferred Securities of a series if an event of default occurs under the related Guarantee.

     The holders of a majority of the Preferred Securities to which a Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under that Guarantee. Any holder of the related Preferred Securities may institute a legal proceeding directly against Duke Energy to enforce that holder's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity.

Concerning the Guarantee Trustee

     JPMorgan Chase Bank will be the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee, the Senior Indenture Trustee and the Bond Trustee. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and certain of its affiliates are outstanding.

     The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of the related Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result.

Agreements as to Expenses and Liabilities

     Duke Energy will enter into an Agreement as to Expenses and Liabilities under each Trust Agreement. Each Agreement as to Expenses and Liabilities will provide that Duke Energy will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related Preferred Securities or other similar interests in that Trust the amounts due to the holders under the terms of those Preferred Securities or those similar interests.

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

                              PLAN OF DISTRIBUTION

     Duke Energy and the Trusts may sell securities to one or more underwriters or dealers for public offering and sale by them, or it may sell the securities to investors directly or through agents. The prospectus supplement relating to the securities being offered will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

     o the name or names of any underwriters;

     o the purchase price of the securities and the proceeds to Duke Energy or the Trusts from the sale;

     o any underwriting discounts and other items constituting underwriters' compensation;

     o any public offering price;

     o any discounts or concessions allowed or reallowed or paid to dealers; and

     o any securities exchange or market on which the securities may be listed.

     Only those underwriters identified in the prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

     Duke Energy and the Trusts may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. Duke Energy may sell securities through forward contracts or similar arrangements. In connection with the sale of securities, underwriters, dealers or agents may be deemed to have received compensation from Duke Energy in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Duke Energy may sell the securities directly or through agents it designates from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus, other than at the market offerings of common stock, will be named in a prospectus supplement relating to such securities. At the market offerings of common stock may be made by agents. Commissions payable by Duke Energy to agents will be set forth in a prospectus supplement relating to the securities being offered. Unless otherwise indicated in a prospectus supplement, any such agents will be acting on a best-efforts basis for the period of their appointment.

     Some of the underwriters, dealers or agents and some of their affiliates who participate in the securities distribution may engage in other transactions with, and perform other services for, Duke Energy and its subsidiaries or affiliates in the ordinary course of business.

     Any underwriting or other compensation which Duke Energy pays to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, and their controlling persons, and agents may be entitled, under agreements entered into with Duke Energy and the Trusts, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Duke Energy's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001 and the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

                           VALIDITY OF THE SECURITIES

     Robert T. Lucas III, Esq., who is Duke Energy's Associate General Counsel and Assistant Secretary, and Simpson Thacher & Bartlett LLP, New York, New York, will issue opinions about the validity of the securities offered by Duke Energy in the applicable prospectus supplement for Duke Energy. Richards, Layton & Finger, P.A., special Delaware counsel, will issue opinions about the validity of the Preferred Securities offered in the applicable prospectus supplement for the Trusts. Counsel named in the applicable prospectus supplement will issue opinions about the validity of the securities offered by Duke Energy for any underwriters.

                      WHERE YOU CAN FIND MORE INFORMATION

     Duke Energy is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Such reports and other information can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at 1-800-SEC-0330 for further information.

     Duke Energy's filings are also available to the public through:

     o Duke Energy's web site at http://www.duke-energy.com;

     o the SEC web site at http://www.sec.gov; and

     o The New York Stock Exchange
      20 Broad Street
       New York, New York 10005.

     Additional information about Duke Energy is also available on its web site at http://www.duke-energy.com. Such web site is not a part of this prospectus.

     The SEC allows Duke Energy to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that Duke Energy files later with the SEC will automatically update and supersede this information. Duke Energy incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until Duke Energy completes its offering of the securities:

     o Duke Energy's annual report on Form 10-K for the year ended December 31, 2002;

     o Duke Energy's quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003; and

     o Duke Energy's current reports on Form 8-K filed on February 18, 2003 and May 8, 2003.

     Duke Energy will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus. You may request your copy by writing Duke Energy at the following address or telephoning one of the following numbers:

    Investor Relations Department
     Duke Energy Corporation
     P.O. Box 1005
     Charlotte, North Carolina 28201
     (704) 382-3853 or (800) 488-3853 (toll-free)

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